UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _________________________
FORM 6-K
 _________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2020
Commission file number 1-12874
 _________________________
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
 _________________________
Suite 2000, Bentall 5
550 Burrard Street
Vancouver, BC, V6C 2K2, Canada
(Address of principal executive office)
 _________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

TEEKAY CORPORATION AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2020

ITEM 1 – FINANCIAL STATEMENTS
TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Revenues (note 3)	482,805	462,397	1,056,859	949,270
Voyage expenses	(66,896)	(103,410)	(188,460)	(212,193)
Vessel operating expenses	(147,796)	(162,621)	(301,089)	(319,613)
Time-charter hire expenses (note 6)	(17,714)	(28,817)	(44,770)	(58,655)
Depreciation and amortization	(62,936)	(73,849)	(135,853)	(145,956)
General and administrative expenses	(23,668)	(20,868)	(41,945)	(43,840)
Write-down and gain (loss) on sale (note 7)	(10,669)	—	(105,275)	(3,328)
Gain on commencement of sales-type lease (note 3)	—	—	44,943	—
Restructuring charges (note 14)	(4,622)	(1,369)	(7,010)	(9,990)
Income from vessel operations	148,504	71,463	277,400	155,695
Interest expense	(59,245)	(70,205)	(121,765)	(143,876)
Interest income	2,314	2,233	5,117	4,922
Realized and unrealized losses on non-designated derivative instruments (note 16)	(9,270)	(10,964)	(30,933)	(16,387)
Equity income (loss) (note 4 and 13b)	35,343	(6,284)	37,656	(67,937)
Foreign exchange loss (notes 10 and 16)	(8,922)	(5,851)	(2,276)	(8,481)
Other loss	(399)	(11,099)	(1,080)	(11,071)
Income (loss) before income taxes	108,325	(30,707)	164,119	(87,135)
Income tax recovery (expense) (note 17)	17,175	(3,404)	13,383	(8,440)
Net income (loss)	125,500	(34,111)	177,502	(95,575)
Net income attributable to non-controlling interests	(103,777)	(5,374)	(205,584)	(28,167)
Net income (loss) attributable to the shareholders of Teekay Corporation	21,723	(39,485)	(28,082)	(123,742)
Per common share of Teekay Corporation (note 18)
• Basic income (loss) attributable to shareholders of Teekay Corporation	0.21	(0.39)	(0.28)	(1.23)
• Diluted income (loss) attributable to shareholders of Teekay Corporation	0.21	(0.39)	(0.28)	(1.23)
Weighted average number of common shares outstanding (note 18)
• Basic	101,107,362	100,783,496	100,997,456	100,652,685
• Diluted	101,196,383	100,783,496	100,997,456	100,652,685

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Net income (loss)	125,500	(34,111)	177,502	(95,575)
Other comprehensive loss:
Other comprehensive loss before reclassifications
Unrealized loss on qualifying cash flow hedging instruments	(11,082)	(30,743)	(68,634)	(52,252)
Pension adjustments, net of taxes	(19)	(85)	(34)	(172)
Amounts reclassified from accumulated other comprehensive loss relating to:
Realized loss (gain) on qualifying cash flow hedging instruments
To interest expense (note 16)	482	(157)	634	(408)
To equity income (loss)	2,427	(197)	5,931	(697)
Other comprehensive loss	(8,192)	(31,182)	(62,103)	(53,529)
Comprehensive income (loss)	117,308	(65,293)	115,399	(149,104)
Comprehensive (income) loss attributable to non-controlling interests	(98,543)	15,789	(164,063)	8,096
Comprehensive income (loss) attributable to shareholders of Teekay Corporation	18,765	(49,504)	(48,664)	(141,008)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except share amounts)

	As at June 30, 2020	As at December 31, 2019
	$	$
ASSETS
Current
Cash and cash equivalents (note 10 and 19)	461,152	353,241
Restricted cash – current (note 19)	16,317	56,777
Accounts receivable, including non-trade of $9,140 (2019 – $12,793)	204,941	199,957
Accrued revenue	42,387	107,111
Prepaid expenses and other (note 16)	71,398	86,338
Current portion of net investments in direct financing and sales-type leases, net (notes 3 and 13b)	14,920	273,986
Assets held for sale	—	65,458
Total current assets	811,115	1,142,868
Restricted cash – non-current (note 19)	61,948	44,849
Vessels and equipment (note 10)
At cost, less accumulated depreciation of $1,276,912 (2019 – $1,259,404) (note 7)	2,431,495	2,654,466
Vessels related to finance leases, at cost, less accumulated amortization of $292,557 (2019 – $253,553) (note 6)	2,187,047	2,219,026
Operating lease right-of-use assets (note 6)	81,255	159,638
Total vessels and equipment	4,699,797	5,033,130
Net investment in direct financing and sales-type leases, net – non-current (notes 3 and 13b)	540,066	544,823
Investment in and loans, net to equity-accounted investments (notes 4,12a and 13b)	1,102,386	1,173,728
Goodwill, intangibles and other non-current assets	130,200	133,466
Total assets	7,345,512	8,072,864
LIABILITIES AND EQUITY
Current
Accounts payable	137,910	135,496
Accrued liabilities and other (notes 8, 14 and 16)	303,947	295,001
Short-term debt (note 9)	10,000	50,000
Current portion of long-term debt (note 10)	322,831	523,312
Current obligations related to finance leases (note 6)	97,237	95,339
Current portion of operating lease liabilities (note 6)	32,753	61,431
Liabilities related to assets held for sale (note 7)	—	2,980
Total current liabilities	904,678	1,163,559
Long-term debt (note 10)	1,902,656	2,303,840
Long-term obligations related to finance leases (note 6)	1,681,293	1,730,353
Long-term operating lease liabilities (note 6)	40,229	87,171
Other long-term liabilities (notes 8 and 16)	229,415	216,348
Total liabilities	4,758,271	5,501,271
Commitments and contingencies (notes 6, 9, 10, 12, and 16)
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 101,107,355 shares outstanding and issued (2019 – 100,784,422)) (note 11)	1,054,890	1,052,284
Accumulated deficit	(472,252)	(546,684)
Non-controlling interest	2,058,273	2,089,730
Accumulated other comprehensive loss (note 15)	(53,670)	(23,737)
Total equity	2,587,241	2,571,593
Total liabilities and equity	7,345,512	8,072,864
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Six Months Ended June 30,
	2020	2019
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	177,502	(95,575)
Non-cash and non-operating items:
Depreciation and amortization	135,853	145,956
Unrealized loss on derivative instruments (note 16)	27,544	14,933
Write-down and gain (loss) on sale (note 7)	105,275	3,328
Gain on commencement of sales-type lease (note 3)	(44,943)	—
Equity (income) loss, net of dividends received	(22,804)	85,211
Income tax (recovery) expense (note 17)	(13,383)	8,440
Foreign currency exchange loss and other	6,133	26,304
Change in non-cash operating assets and liabilities:
Direct financing lease payments received	334,146	6,050
Change in other operating assets and liabilities	75,978	18,427
Expenditures for dry docking	(5,608)	(34,150)
Net operating cash flow	775,693	178,924
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	931,871	376,658
Prepayments of long-term debt	(1,302,389)	(759,401)
Scheduled repayments of long-term debt and settlement of related swaps (note 10)	(240,355)	(117,110)
Proceeds from short-term debt	205,000	65,000
Prepayment of short-term debt	(245,000)	(50,000)
Proceeds from financing related to sale-leaseback of vessels	—	222,400
Repayments of obligations related to finance leases	(47,162)	(45,928)
Repurchase of Teekay LNG common units	(15,635)	(12,056)
Distributions paid from subsidiaries to non-controlling interests	(35,519)	(30,465)
Cash dividends paid	—	(5,523)
Other financing activities	(794)	(580)
Net financing cash flow	(749,983)	(357,005)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(12,824)	(89,120)
Proceeds from sale of vessels and equipment (note 7)	60,915	—
Proceeds from the sale of assets, net of cash sold (notes 4 and 7)	12,221	100,000
Investment in equity-accounted investments	—	(15,555)
Loan repayment by joint venture	3,500	—
Other investing activities	(6,430)	—
Net investing cash flow	57,382	(4,675)
Increase (decrease) in cash, cash equivalents, restricted cash and cash held for sale	83,092	(182,756)
Cash, cash equivalents, restricted cash and cash held for sale, beginning of the period	456,325	505,639
Cash, cash equivalents, restricted cash and cash held for sale, end of the period	539,417	322,883
Supplemental cash flow information (note 19)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $
Balance as at December 31, 2019	100,784	1,052,284	(546,684)	(23,737)	2,089,730	2,571,593
Net (loss) income	—	—	(49,805)	—	101,807	52,002
Other comprehensive loss	—	—	—	(17,624)	(36,287)	(53,911)
Dividends declared:
Other dividends	—	—	—	—	(16,353)	(16,353)
Employee stock compensation and other	324	1,238	—	—	—	1,238
Change in accounting policy (note 2)	—	—	(17,216)	—	(36,084)	(53,300)
Changes to non-controlling interest from equity contributions and other	—	—	2,912	(321)	(17,196)	(14,605)
Balance as at March 31, 2020	101,108	1,053,522	(610,793)	(41,682)	2,085,617	2,486,664
Net income	—	—	21,723	—	103,777	125,500
Other comprehensive loss	—	—	—	(2,958)	(5,234)	(8,192)
Dividends declared:						—
Other dividends	—	—	—	—	(19,166)	(19,166)
Employee stock compensation and other	(1)	1,368	—	—	—	1,368
Changes to non-controlling interest from equity contributions and other (note 4)	—	—	116,818	(9,030)	(106,721)	1,067
Balance as at June 30, 2020	101,107	1,054,890	(472,252)	(53,670)	2,058,273	2,587,241

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $
Balance as at December 31, 2018	100,435	1,045,659	(234,395)	(2,273)	2,058,037	2,867,028
Net (loss) income	—	—	(84,257)	—	22,793	(61,464)
Other comprehensive loss	—	—	—	(7,247)	(15,100)	(22,347)
Dividends declared:
Common stock ($0.055 per share)	—	—	(5,385)	—	—	(5,385)
Other dividends	—	—	—	—	(13,892)	(13,892)
Employee stock compensation and other	264	2,964	—	—	—	2,964
Change in accounting policy	—	—	606	(1,604)	(1,993)	(2,991)
Changes to non-controlling interest from equity contributions and other	—	—	1,526	—	(9,349)	(7,823)
Balance as at March 31, 2019	100,699	1,048,623	(321,905)	(11,124)	2,040,496	2,756,090
Net (loss) income	—	—	(39,485)	—	5,374	(34,111)
Other comprehensive loss	—	—	—	(10,019)	(21,163)	(31,182)
Other dividends	—	—	—	—	(16,574)	(16,574)
Employee stock compensation and other	85	908	—	—	—	908
Changes to non-controlling interest from equity contributions and other	—	—	228	—	(2,734)	(2,506)
Balance as at June 30, 2019	100,784	1,049,531	(361,162)	(21,143)	2,005,399	2,672,625
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

1.	Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, its wholly-owned or controlled subsidiaries and any variable interest entities (or VIEs) of which Teekay is the primary beneficiary (collectively, the Company).

Certain of Teekay’s significant non-wholly owned subsidiaries are consolidated in these financial statements even though Teekay owns less than a 50% ownership interest in the subsidiaries. These significant subsidiaries include the publicly-traded subsidiaries Teekay LNG Partners L.P. (or Teekay LNG) and Teekay Tankers Ltd. (or Teekay Tankers).

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted from these unaudited interim consolidated financial statements and, therefore, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019, included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on April 8, 2020. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments, consisting of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three and six months ended June 30, 2020, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited financial statements and accompanying notes. Actual results could differ from those estimates. It is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts prior to their settlement.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic. Given the dynamic nature of these circumstances, the full extent to which the COVID-19 pandemic may have direct or indirect impact on the Company's business and the related financial reporting implications cannot be reasonably estimated at this time, although the pandemic could materially affect the Company's business, results of operations and financial condition in the future. Spot tanker rates have come under pressure since mid-May 2020 as a result of record OPEC+ oil production cuts and lower production from other oil producing countries which reduced crude exports, and the unwinding of floating storage. COVID-19 was also a contributing factor to the write-down of six of Teekay LNG's multi-gas vessels and one floating production storage and offloading (or FPSO) unit during the six months ended June 30, 2020 as described in Note 7 - Write-down and Gain (Loss) on Sale, as well as being a contributing factor to the reduction in certain tax accruals as described in Note 17 - Income Tax Recovery (Expense).

Voyage expenses incurred that are recoverable from the Teekay Tankers' customers in connection with its voyage charter contracts are reflected in voyage charter revenues and voyage expenses. The Company recast prior periods to reflect this presentation. This had the impact of increasing both voyage charter revenues and voyage expenses by $4.7 million and $10.4 million for the three and six months ended June 30, 2019, respectively.
2. Recent Accounting Pronouncements
In June 2016, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 introduced a new credit loss methodology, which requires earlier recognition of potential credit losses, while also providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaced multiple impairment methods under previous GAAP for these type of assets, which generally required that a loss be incurred before it was recognized.

The Company adopted this update on January 1, 2020 with a modified-retrospective approach, whereby a cumulative-effect adjustment was made to increase accumulated deficit on January 1, 2020 without any retroactive application to prior periods. The Company's net investment in direct financing and sales-type leases, loans to equity-accounted investments, guarantees of indebtedness of equity-accounted investments and receivables related to non-operating lease revenue arrangements are subject to ASU 2016-13. On adoption, the Company decreased the carrying value of investment in and loans to equity-accounted investments by $40.0 million, non-controlling interest by $36.1 million and net investment in direct financing and sales-type leases by $11.2 million and increased accumulated deficit by $17.2 million and its other long-term liabilities by $2.1 million. The cumulative adjustment recorded on initial adoption of this update does not reflect an increase in credit risk exposure to the Company compared to previous periods presented.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes (or ASU 2019-12), as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, among other changes. The guidance becomes effective for annual reporting periods beginning after December 15, 2020 and interim periods within those fiscal years with early adoption permitted, including adoption in any interim period. The Company is currently evaluating the effect of adopting this new guidance.

In March 2020, the FASB issued ASU 2020-04 - Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (or ASU 2020-04). This ASU provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (or LIBOR). This ASU applies only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued. This ASU is effective through December 31, 2022. The Company is currently evaluating the effect of adopting this new guidance.
3. Revenues
The Company’s primary source of revenue is chartering its vessels and offshore units to its customers. The Company utilizes four primary forms of contracts, consisting of time-charter contracts, voyage charter contracts, bareboat charter contracts and contracts for FPSO units. The Company also generates revenue from the management and operation of vessels owned by third parties and by equity-accounted investments as well as by providing corporate management services to such third-party entities. For a description of these contracts, see "Item 18 – Financial Statements: Note 2" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

Revenue Table
The following tables contain the Company’s revenue for the three and six months ended June 30, 2020 and 2019, by contract type, by segment and by business lines within segments.

	Three Months Ended June 30, 2020
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conventional Tankers	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Eliminations and Other	Total

	$	$	$	$	$	$	$
Time charters	135,761	—	34,986	—	4,096	—	174,843
Voyage charters	10,383	—	207,926	—	—	—	218,309
FPSO contracts	—	—	—	28,787	—	—	28,787
Management fees and other	2,061	—	3,580	—	55,225	—	60,866
	148,205	—	246,492	28,787	59,321	—	482,805

	Three Months Ended June 30, 2019
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conventional Tankers	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Eliminations and Other	Total

	$	$	$	$	$	$	$
Time charters	133,684	2,369	1,496	—	8,078	(2,487)	143,140
Voyage charters	8,858	—	191,495	—	—	—	200,353
Bareboat charters	6,129	—	—	—	—	—	6,129
FPSO contracts	—	—	—	57,828	—	—	57,828
Management fees and other	2,020	—	14,016	—	39,911	(1,000)	54,947
	150,691	2,369	207,007	57,828	47,989	(3,487)	462,397

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Six Months Ended June 30, 2020
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conventional Tankers	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Eliminations and Other	Total

	$	$	$	$	$	$	$
Time charters	266,306	—	50,553	—	9,053	—	325,912
Voyage charters	17,700	—	525,404	—	—	—	543,104
FPSO contracts	—	—	—	74,720	—	—	74,720
Management fees and other	4,086	—	12,435	—	96,602	—	113,123
	288,092	—	588,392	74,720	105,655	—	1,056,859

	Six Months Ended June 30, 2019
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conventional Tankers	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Eliminations and Other	Total

	$	$	$	$	$	$	$
Time charters	264,459	5,131	4,906	—	14,347	(2,487)	286,356
Voyage charters	18,018	—	413,572	—	—	—	431,590
Bareboat charters	12,191	—	—	—	—	—	12,191
FPSO contracts		—	—	107,266	—	—	107,266
Management fees and other	3,005	—	26,690	—	84,301	(2,129)	111,867
	297,673	5,131	445,168	107,266	98,648	(4,616)	949,270

The following table contains the Company's total revenue for the three and six months ended June 30, 2020 and 2019, by those contracts or components of contracts accounted for as leases and by those contracts or components not accounted for as leases.

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Lease revenue
Lease revenue from lease payments of operating leases	390,407	359,140	876,590	747,933
Interest income on lease receivables	12,877	12,969	25,543	25,763
Variable lease payments – cost reimbursements (1)	13,658	13,307	26,848	25,316
Variable lease payments – other (2)	—	16,320	5,218	27,152
	416,942	401,736	934,199	826,164
Non-lease revenue
Non-lease revenue – related to sales-type or direct financing leases	4,997	5,714	9,537	11,239
Management fees and other income	60,866	54,947	113,123	111,867
	65,863	60,661	122,660	123,106
Total	482,805	462,397	1,056,859	949,270

(1)
Reimbursement for vessel operating expenditures and dry-docking expenditures received from the Company's customers relating to such costs incurred by the Company to operate the vessel for the customer.

(2)
Compensation from time-charter contracts based on spot market rates in excess of a base daily hire amount, production tariffs based on the volume of oil produced, the price of oil and other monthly or annual operational performance measures.

Operating Leases

As at June 30, 2020, the minimum scheduled future rentals to be received by the Company in each of the next five years for the lease and non-lease elements related to time charters, bareboat charters and FPSO contracts that were accounted for as operating leases were approximately $372.6 million (remainder of 2020), $587.1 million (2021), $447.5 million (2022), $335.0 million (2023) and $259.3 million (2024).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after June 30, 2020, revenue from unexercised option periods of contracts that existed on June 30, 2020, revenue from vessels in the Company’s equity-accounted investments or variable or contingent revenues accounted for under ASC 842 Leases. In addition, minimum scheduled future operating lease revenues presented in this paragraph have been reduced by estimated off-hire time for any periodic maintenance and do not reflect the impact of revenue sharing arrangements whereby time-charter revenues are shared with other revenue sharing arrangement participants. The amounts may vary given unscheduled future events such as vessel maintenance.

The net carrying amount of the vessels employed on time-charter contracts, bareboat charter contracts and FPSO contracts that have been accounted for as operating leases at June 30, 2020 was $3.1 billion. At June 30, 2020, the cost and accumulated depreciation of such vessels were $4.0 billion and $0.9 billion, respectively.

Net Investment in Direct Financing Leases and Sales-Type Leases
On March 27, 2020, the Company entered into a bareboat charter with Britoil Limited (or BP), a subsidiary of BP p.l.c., for the Petrojarl Foinaven FPSO for a period up to December 2030. BP may cancel the charter on six-months notice. Under the terms of this charter, Teekay received a cash payment of approximately $67 million in April 2020 and will receive a nominal per day rate over the life of the contract and a lump sum payment at the end of the contract period, which is expected to cover the costs of recycling the FPSO unit in accordance with EU ship recycling regulations. The charter was classified and accounted for as a sales-type lease. Consequently, the Company recognized a net investment in sales-type lease of $81.9 million and an asset retirement obligation of $6.1 million, derecognized the carrying value of the Petrojarl Foinaven FPSO and related customer contract, and recognized a gain of $44.9 million in the three months ended March 31, 2020.

As at June 30, 2020, Teekay LNG had three liquefied natural gas (or LNG) carriers, excluding vessels in its equity-accounted joint ventures, which are accounted for as direct financing leases. For a description of Teekay LNG's LNG carriers accounted for as direct financing leases, see "Item 18 – Financial Statements: Note 2" to the Company's Annual Report on Form 20-F for the year ended December 31, 2019.

As at December 31, 2019, Teekay LNG had two additional LNG carriers, the WilForce and the WilPride, that were chartered to Awilco LNG ASA (or Awilco) and were accounted for as sales-type leases. In January 2020, Awilco purchased both carriers from Teekay LNG and paid Teekay LNG the associated purchase obligation, deferred hire amounts and interest on deferred hire amounts, totaling over $260 million relating to these two vessels.

As at June 30, 2020, estimated minimum lease payments to be received related to direct financing and sales-type leases in each of the next five years were approximately $32.6 million (remainder of 2020), $64.6 million (2021), $64.6 million (2022), $64.4 million (2023), $64.7 million (2024) and an aggregate of $522.3 million thereafter. The leases are scheduled to end between 2025 and 2039.
Contract Liabilities

The Company enters into certain customer contracts that result in situations where the customer will pay consideration upfront for performance to be provided in the following month or months. These receipts are contract liabilities and are presented as deferred revenue until performance is provided. As at June 30, 2020, December 31, 2019, June 30, 2019 and January 1, 2019, there were contract liabilities of $34.1 million, $32.4 million, $27.2 million and $26.4 million, respectively. During the three and six months ended June 30, 2020, the Company recognized revenues of $28.1 million and $32.4 million, respectively (three and six months ended June 30, 2019 – $20.4 million and $26.4 million, respectively), included in contract liability at the beginning of such periods.
4. Related Party Transactions
The Company provides ship management and corporate services to certain of its equity-accounted joint ventures that own and operate LNG carriers on long-term charters. In addition, the Company is reimbursed for costs incurred by the Company for its seafarers operating these LNG carriers. During the three and six months ended June 30, 2020, the Company earned $19.9 million and $37.4 million, respectively (three and six months ended June 30, 2019 – $16.8 million and $32.6 million, respectively), of fees pursuant to these management agreements and reimbursement of costs.

In September 2018, Teekay LNG entered into an agreement with its 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture) to charter in one of the MALT Joint Venture's LNG carriers, the Magellan Spirit, for a period of two years at a fixed-rate. Time-charter hire expenses for the three and six months ended June 30, 2020 were $5.4 million and $11.3 million, respectively (three and six months ended June 30, 2019 – $3.1 million and $8.7 million, respectively).

On May 11, 2020, Teekay and Teekay LNG agreed to eliminate all of the Teekay LNG's incentive distribution rights, which were held by Teekay GP LLC, in exchange for 10.75 million newly-issued common units of Teekay LNG. As a result of the share issuance of Teekay LNG, the Company recorded a decrease to accumulated deficit of $116.6 million and an increase to accumulated other comprehensive loss of $9.0 million with a corresponding decrease in non-controlling interests of $107.6 million. The $116.6 million represents Teekay’s dilution gain from the issuance of new common units by Teekay LNG and is credited directly to equity, and the $9.0 million represents the change in Teekay's interest in Teekay LNG's accumulated other comprehensive loss.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

On May 8, 2019, Teekay sold to Brookfield Business Partners L.P. (or Brookfield) all of the Company’s remaining interests in Altera Infrastructure L.P. (or Altera) (previously known as Teekay Offshore Partners L.P (or Teekay Offshore)), which included the Company’s 49% general partner interest, common units, warrants, and an outstanding $25 million loan from the Company to Altera (described below), for total cash proceeds of $100 million (or the 2019 Brookfield Transaction). Subsequent to the 2019 Brookfield Transaction, Altera is no longer a related party of Teekay.

Subsequent to the deconsolidation of Altera in September 2017 and prior to the 2019 Brookfield Transaction, the Company accounted for its investment in Altera's general partner and common units under the equity method of accounting. Based on the 2019 Brookfield Transaction, the Company remeasured its investment in Altera to fair value at March 31, 2019 based on the Altera publicly-traded unit price at that date, resulting in a write-down of $64.9 million reflected in equity loss on the Company's unaudited consolidated statements of income (loss) for the six months ended June 30, 2019. The Company recognized a loss on sale of $8.9 million upon completion of the 2019 Brookfield Transaction in May 2019.

In March 2018, Altera entered into a loan agreement for a $125.0 million senior unsecured revolving credit facility, of which up to $25.0 million was provided by Teekay and up to $100.0 million was provided by Brookfield. Teekay’s $25.0 million loan to Altera was among the assets sold by Teekay to Brookfield in the 2019 Brookfield Transaction.

On September 25, 2017, Teekay, Altera and Brookfield completed a strategic partnership (or the 2017 Brookfield Transaction), which resulted in the deconsolidation of Altera as of that date. Until December 31, 2017, Teekay and its wholly-owned subsidiaries directly and indirectly provided substantially all of Altera’s ship management, commercial, technical, strategic, business development and administrative service needs. On January 1, 2018, as part of the 2017 Brookfield Transaction, Altera acquired a 100% ownership interest in seven subsidiaries (or the Transferred Subsidiaries) of Teekay at carrying value.

Subsequent to their transfer to Altera, the Transferred Subsidiaries continue to provide ship management, commercial, technical, strategic, and administrative services to Teekay, primarily related to Teekay's FPSO units. Teekay and certain of its subsidiaries, other than the Transferred Subsidiaries, continue to provide certain other ship management, commercial, technical, strategic and administrative services to Altera.

Revenues recognized by the Company for services provided to Altera for the periods from April 1, 2019 to May 8, 2019 and January 1, 2019 to May 8, 2019 were $2.3 million and $7.6 million, respectively, which were recorded in revenues on the Company's unaudited consolidated statements of income (loss). Fees paid by the Company to Altera for services provided by Altera to the Company for the periods from April 1, 2019 to May 8, 2019 and January 1, 2019 to May 8, 2019 were $3.3 million and $9.6 million, respectively, which were recorded in vessel operating expenses and general and administrative expenses on the Company's unaudited consolidated statements of income (loss).

As at June 30, 2019, two shuttle tankers and two FSO units of Altera were employed on long-term time-charter out or bareboat contracts to subsidiaries of Teekay. Time-charter hire expenses paid by the Company to Altera for the periods from April 1, 2019 to May 8, 2019 and January 1, 2019 to May 8, 2019 were $6.1 million and $20.8 million, respectively.
5. Segment Reporting
The Company’s segments are described in "Item 18 – Financial Statements: Note 3" to the Company’s Annual Report on Form 20-F for the year ended December 31, 2019. The Company allocates capital and assesses performance from the separate perspectives of its two publicly-traded subsidiaries Teekay LNG and Teekay Tankers (together, the Daughter Entities), Teekay and its remaining subsidiaries (or Teekay Parent), and, prior to the completion of the 2019 Brookfield Transaction, its equity-accounted investment in Altera, as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on the Daughter Entities, Teekay Parent and, prior to the completion of the 2019 Brookfield Transaction, its equity-accounted investment in Altera, and its segments are presented accordingly on this basis. The Company (which excludes Altera) has three primary lines of business: (1) offshore production (FPSO units), (2) LNG and liquefied petroleum gas (or LPG) carriers, and (3) conventional tankers. The Company manages these businesses for the benefit of all stakeholders. The Company incorporates the primary lines of business within its segments, as in certain cases there is more than one line of business in each Daughter Entity and the Company believes this information allows a better understanding of the Company’s performance and prospects for future net cash flows.

The following table includes the Company’s revenues by segment for the three and six months ended June 30, 2020 and 2019:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Teekay LNG
Liquefied Gas Carriers	148,205	150,691	288,092	297,673
Conventional Tankers	—	2,369	—	5,131
	148,205	153,060	288,092	302,804

Teekay Tankers
Conventional Tankers(1)	246,492	207,007	588,392	445,168

Teekay Parent
Offshore Production	28,787	57,828	74,720	107,266
Other	59,321	47,989	105,655	98,648
	88,108	105,817	180,375	205,914

Eliminations and other(1)	—	(3,487)	—	(4,616)
	482,805	462,397	1,056,859	949,270

(1)
During 2019, Teekay Tankers' ship-to-ship transfer business provided operational and maintenance services to Teekay LNG Bahrain Operations L.L.C., an entity wholly-owned by Teekay LNG, for the LNG receiving and regasification terminal in Bahrain. Also during 2019, the Magellan Spirit was chartered by Teekay LNG to Teekay Parent.

The following table includes the Company’s income (loss) from vessel operations by segment for the three and six months ended June 30, 2020 and 2019:

	Income (Loss) from Vessel Operations(1)
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Teekay LNG
Liquefied Gas Carriers	69,589	74,244	91,327	144,687
Conventional Tankers	—	433	—	(649)
	69,589	74,677	91,327	144,038

Teekay Tankers
Conventional Tankers	92,986	5,051	213,112	37,148

Teekay Parent
Offshore Production	(11,540)	(5,987)	(23,808)	(18,544)
Other	(2,531)	(2,278)	(3,231)	(6,947)
	(14,071)	(8,265)	(27,039)	(25,491)

	148,504	71,463	277,400	155,695

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
Prior to its sale in May 2019, the Company accounted for its investment in Altera's general partner and common units using the equity method and recognized equity losses in respect of Altera for the periods from April 1, 2019 to May 8, 2019 and January 1, 2019 to May 8, 2019 of $nil and $3.1 million, respectively. The Company wrote-down the investment in Altera by $64.9 million in the six months ended June 30, 2019 and recognized a loss on sale of $8.9 million in the three and six months ended June 30, 2019.
A reconciliation of total segment assets to total assets presented in the accompanying unaudited consolidated balance sheets is as follows:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	June 30, 2020	December 31, 2019
	$	$
Teekay LNG – Liquefied Gas Carriers	4,762,748	5,249,465
Teekay Tankers – Conventional Tankers	1,904,059	2,140,652
Teekay Parent – Offshore Production	48,867	161,096
Teekay Parent – Other	52,848	80,455
Cash and cash equivalents	461,152	353,241
Other assets not allocated	126,197	102,701
Eliminations	(10,359)	(14,746)
Consolidated total assets	7,345,512	8,072,864

6. Leases
Obligations Related to Finance Leases

	June 30, 2020	December 31, 2019
	$	$
Teekay LNG
LNG Carriers	1,376,011	1,410,904
Teekay Tankers
Conventional Tankers	402,519	414,788
Total obligations related to finance leases	1,778,530	1,825,692
Less current portion	(97,237)	(95,339)
Long-term obligations related to finance leases	1,681,293	1,730,353

Teekay LNG

As at June 30, 2020, Teekay LNG was a party to finance leases on nine LNG carriers (December 31, 2019 – nine LNG carriers). These nine LNG carriers were sold by Teekay LNG to third parties (or Lessors) and leased back under 7.5- to 15-year bareboat charter contracts ending in 2026 through 2034. At the inception of these leases, the weighted-average interest rate implicit in these leases was 5.1%. The bareboat charter contracts are presented as obligations related to finance leases on the Company's unaudited consolidated balance sheets and have purchase obligations at the end of the lease terms.

The obligations of Teekay LNG under the bareboat charter contracts for the nine LNG carriers are guaranteed by Teekay LNG. The guarantee agreements require Teekay LNG to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. These covenants are the same as Teekay LNG's other corporate debt covenants (see Note 10). As of the date these unaudited consolidated financial statements were issued, Teekay LNG was in compliance with all covenants in respect of the obligations related to its finance leases.

As at June 30, 2020, the remaining commitments related to the financial liabilities of these nine LNG carriers, including the amounts to be paid for the related purchase obligations, approximated $1.8 billion, including imputed interest of $435.3 million, repayable through 2034, as indicated below:

Commitments
At June 30, 2020
Year	$
Remainder of 2020	69,886
2021	138,601
2022	136,959
2023	135,459
2024	132,011
Thereafter	1,198,366

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Teekay Tankers

From 2017 to 2019, Teekay Tankers completed sale-leaseback financing transactions with financial institutions relating to 16 of Teekay Tankers' vessels. Under these arrangements, Teekay Tankers transferred the vessels to subsidiaries of the financial institutions (collectively, the Lessors), and leased the vessels back from the Lessors on bareboat charters ranging from 9- to 12-year terms. Teekay Tankers is obligated to purchase eight of the vessels upon maturity of their respective bareboat charters. Teekay Tankers also has the option to purchase each of the 16 vessels at various times starting between July 2020 and November 2021 until the end of their respective lease terms.

The bareboat charters related to these vessels require that Teekay Tankers maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of Teekay Tankers' consolidated debt and obligations related to finance leases (excluding applicable security deposits reflected in restricted cash – non-current on the Company's unaudited consolidated balance sheets).

Four of the bareboat charters require Teekay Tankers to maintain, for each vessel, a minimum hull coverage ratio of 90% of the total outstanding principal balance during the first three years of the lease period and 100% of the total outstanding principal balance thereafter. As at June 30, 2020, this ratio was approximately 129% (December 31, 2019 – 122%).

Six of the bareboat charters require Teekay Tankers to maintain, for each vessel, a minimum hull coverage ratio of 78% of the total outstanding principal balance during the first two years of the lease period, 80% for the following two years and 90% of the total outstanding principal balance thereafter. As at June 30, 2020, this ratio was approximately 110% (December 31, 2019 – 115%).

Four of the bareboat charters require Teekay Tankers to maintain, for each vessel, a minimum hull overage ratio of 100% of the total outstanding principal balance. As at June 30, 2020, this ratio was approximately 163% (December 31, 2019 – 158%).

The remaining two bareboat charters also require Teekay Tankers to maintain, for each vessel, a minimum hull coverage ratio of 75% of the total outstanding principal balance during the first year of the lease period, 78% for the second year, 80% for the following two years and 90% of the total outstanding principal balance thereafter. As at June 30, 2020, this ratio was approximately 102% (December 31, 2019 – 109%).

Such requirements are assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As of the date these unaudited consolidated financial statements were issued, Teekay Tankers was in compliance with all covenants in respect of its obligations related to finance leases.

The weighted average interest rate on Teekay Tankers’ obligations related to finance leases as at June 30, 2020 was 7.6% (December 31, 2019 – 7.6%).

As at June 30, 2020, the total remaining commitments related to the financial liabilities of Teekay Tankers' Suezmax tankers, Aframax tankers and LR2 product tankers, including the amounts to be paid for the related purchase obligations, approximated $573.9 million, including imputed interest of $171.4 million, repayable from 2020 through 2030, as indicated below:

Commitments
At June 30, 2020
Year	$

Remainder of 2020	28,449
2021	56,222
2022	56,213
2023	56,204
2024	56,348
Thereafter	320,481

Operating Lease Liabilities

The Company charters-in vessels from other vessel owners on time-charter-in and bareboat charter contracts, whereby the vessel owner provides use of the vessel to the Company, and, in the case of time-charter-in contracts, also operates the vessel for the Company. A time-charter-in contract is typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate for time charters during periods the vessel is not able to operate.

On March 27, 2020, concurrently with the Petrojarl Foinaven FPSO transaction with BP described in Note 3, the Company sold its subsidiary Golar-Nor (UK) Limited (or Golar-Nor) to Altera for a nominal amount plus outstanding working capital. Golar-Nor was in-chartering the Petroatlantic and Petronordic shuttle tankers. This transaction resulted in the Company derecognizing right-of-use assets and lease liabilities totaling $50.7 million and $50.7 million, respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

As at June 30, 2020, minimum commitments to be incurred by the Company under time-charter-in and bareboat charter contracts were approximately $34.9 million (remainder of 2020), $39.4 million (2021), $20.3 million (2022), $9.2 million (2023) and $5.7 million (2024).
7. Write-down and Gain (Loss) on Sale
The Company's write-downs and vessel sales generally relate to vessels approaching the end of their useful lives as well as other vessels it strategically sells, or is attempting to sell, to reduce exposure to a certain vessel class.

The following table contains the write-downs, gains and losses on sales of vessels for the three and six months ended June 30, 2020 and 2019:

			Three Months Ended June 30,
Segment	Asset Type	Completion of Sale Date	2020 $	2019 $
Teekay Parent Segment – Offshore Production (1)	1 FPSO unit	N/A	(13,566)	—
Teekay Tankers Segment – Conventional Tankers (2)	(2)	Apr-2020	3,081	—
Teekay Tankers Segment – Conventional Tankers (3)	1 Suezmax	N/A	460	—
Teekay Tankers Segment – Conventional Tankers	Operating lease right-of-use	N/A	(644)	—
Total			(10,669)	—

			Six Months Ended June 30,
Segment	Asset Type	Completion of Sale Date	2020 $	2019 $
Teekay Parent Segment – Offshore Production (1)	2 FPSO units	N/A	(60,085)	—
Teekay Parent Segment – Offshore Production (4)	1 FPSO unit	N/A	—	(3,328)
Teekay LNG Segment – Liquefied Gas Carriers (5)	6 Multi-gas Carriers	N/A	(45,000)	—
Teekay Tankers Segment – Conventional Tankers (2)	(2)	Apr-2020	3,081	—
Teekay Tankers Segment – Conventional Tankers (3)	1 Suezmax	N/A	—	—
Teekay Tankers Segment – Conventional Tankers	3 Suezmaxes	Feb/Mar-2020	(2,627)	—
Teekay Tankers Segment – Conventional Tankers	Operating lease right-of-use	N/A	(644)	—
Total			(105,275)	(3,328)

(1)
During the first half of 2020, Teekay Parent recognized impairment charges of $60.1 million in respect of two of its FPSO units. In the first quarter of 2020, CNR International (U.K.) Limited (or CNR) provided formal notice to Teekay of its intention to cease production in June 2020 and decommission the Banff field shortly thereafter. As such, the Company expects to remove the Petrojarl Banff FPSO and Apollo Spirit FSO from the Banff field in 2020 and the subsea equipment in 2021. The Company expects to scrap the FPSO unit and sub-sea equipment and redeliver the FSO unit to its owner following removal from the field. Accordingly, the asset retirement obligation for the Petrojarl Banff FPSO unit was increased based on recent changes to cost estimates and the carrying value of the unit was fully written down. During the first quarter of 2020, the Company also made changes to its expected cash flows from the Sevan Hummingbird FPSO unit based on the market environment and oil prices at that time, and recent discussions with a potential buyer about the possible sale of the unit. This led to the write-down of the unit to its estimated fair value, using a discounted cash flow approach. See Note 13.

(2)
On April 30, 2020, Teekay Tankers completed the sale of the non-US portion of its ship-to-ship support services business as well as its LNG terminal management business for proceeds of $27.1 million, including an adjustment of $1.1 million for the final amounts of cash and other working capital present on the closing date. $14.3 million of the total proceeds were received on closing and the remaining $12.7 million was received in July 2020.

(3)
As at March 31, 2020, Teekay Tankers classified one Suezmax tanker as held for sale. The vessel cost, net of the estimated closing cost, was written down by $0.5 million to its estimated sales price. As at June 30, 2020, this vessel no longer met the requirements to be classified as held for sale and the asset was reinstated as held for use. The previous write-down of $0.5 million was reversed when the asset was reinstated as held for use.

(4)	On March 27, 2020, the Company entered into a bareboat charter agreement for Petrojarl Foinaven FPSO unit which was accounted for as a sales-type lease. See Note 3.

(5)
In March 2020, the carrying values for six of Teekay LNG's seven wholly-owned multi-gas carriers were written down to their estimated fair values, using appraised values, primarily due to the lower near-term outlook for these type of vessels as a result of the current economic environment as well as Teekay LNG receiving notification that its commercial management agreement with a third-party commercial manager will dissolve in September 2020.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

8. Accrued Liabilities and Other and Other Long-Term Liabilities
Accrued Liabilities and Other

	June 30, 2020	December 31, 2019
	$	$
Accrued liabilities
Voyage and vessel expenses	109,925	121,937
Interest	25,079	29,371
Payroll and related liabilities	39,298	33,494
Distributions payable and other	6,425	6,487
Deferred revenues – current	39,749	36,242
In-process revenue contracts – current	—	5,933
Current portion of derivative liabilities (note 16)	36,375	39,263
Office lease liability – current	2,654	3,627
Loans from equity-accounted investments	25,442	18,647
Asset retirement obligation – current	19,000	—
	303,947	295,001

Other Long-Term Liabilities

	June 30, 2020	December 31, 2019
	$	$
Deferred revenues and gains	26,222	28,612
Guarantee liabilities	12,053	10,113
Asset retirement obligation	39,565	31,068
Pension liabilities	7,512	7,238
In-process revenue contracts	—	11,866
Derivative liabilities (note 16)	89,778	51,914
Unrecognized tax benefits (note 17)	41,188	62,958
Office lease liability – long-term	10,016	10,254
Other	3,081	2,325
	229,415	216,348

Asset Retirement Obligations

In the first quarter of 2020, CNR provided formal notice to Teekay of its intention to cease production in June 2020 and decommission the Banff field shortly thereafter. As such, the Company expects to remove the Petrojarl Banff FPSO and Apollo Spirit FSO from the Banff field in 2020 and the subsea equipment in 2021. The Company expects to recycle the FPSO unit and sub-sea equipment and redeliver the FSO unit to its owner following removal from the field. Accordingly, the asset retirement obligation for the Petrojarl Banff FPSO unit was increased based on recent changes to cost estimates and the carrying value of the unit was fully written down. As of June 30, 2020, the present value of the Petrojarl Banff FPSO unit's estimated asset retirement obligations relating to the remediation of the subsea infrastructure was $52.1 million, of which $19.0 million is recorded in accrued liabilities and $33.1 million recorded in other long-term liabilities. The Company has also recorded $8.1 million in other non-current assets as at June 30, 2020 for the expected recovery of a portion of these costs from the customer upon the completion of the remediation work.

In March 2020, Teekay Parent entered into a new bareboat charter contract with the existing charterer of the Petrojarl Foinaven FPSO unit, which can be extended up to December 2030. Under the terms of the new contract, Teekay received a cash payment of $67 million in April 2020 and will receive a nominal per day rate over the life of the contract and a lump sum payment at the end of the contract period, which is expected to cover the costs of recycling the FPSO unit in accordance with the EU ship recycling regulations. As of June 30, 2020, the carrying value of the related lease asset was $15.2 million. As of June 30, 2020, the present value of the Petrojarl Foinaven FPSO unit's estimated asset retirement obligation relating to recycling costs was $6.3 million.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

9. Short-Term Debt

In November 2018, Teekay Tankers Chartering Pte. Ltd. (or TTCL) a wholly-owned subsidiary of Teekay Tankers, entered into a working capital revolving loan facility (or the Working Capital Loan), which initially provided available aggregate borrowings of up to $40.0 million for TTCL, and had an initial maturity date in May 2019, subject to extension as described below. The aggregate borrowings were subsequently increased to $80.0 million, effective December 2019. The next maturity date of the Working Capital Loan is in November 2020. The Working Capital Loan maturity date is continually extended for further periods of six months thereafter unless and until the lender gives notice in writing that no further extensions shall occur. Proceeds of the Working Capital Loan are used to provide working capital in relation to certain vessels subject to revenue sharing agreements (or RSAs). Interest payments are based on LIBOR plus a margin of 3.5%.

The Working Capital Loan is collateralized by the assets of TTCL. The Working Capital Loan requires Teekay Tankers to maintain its paid-in capital contribution under the RSAs and the retained distributions of the RSA counterparties in an amount equal to the greater of (a) an amount equal to the minimum average capital contributed by the RSA counterparties per vessel in respect of the RSA (including cash, bunkers or other working capital contributions and amounts accrued to the RSA counterparties but unpaid) and (b) a minimum capital contribution ranging from $20.0 million to $30.0 million based on the amount borrowed. As at June 30, 2020, $10.0 million (December 31, 2019 – $50.0 million) was owing under this facility, and the average interest rate on the facility was 3.7% (December 31, 2019 – 5.0%). As of the date these unaudited consolidated financial statements were issued, Teekay Tankers was in compliance with all covenants in respect of this facility.
10. Long-Term Debt

	June 30, 2020	December 31, 2019
	$	$
Revolving Credit Facilities	521,594	603,132
Senior Notes (8.5%) due January 15, 2020	—	36,712
Senior Notes (9.25%) due November 15, 2022	250,000	250,000
Convertible Senior Notes (5%) due January 15, 2023	125,000	125,000
Norwegian Krone-denominated Bonds due through August 2023	212,985	347,163
U.S. Dollar-denominated Term Loans due through 2030	1,002,761	1,336,437
Euro-denominated Term Loans due through 2024	153,200	165,376
Other U.S. Dollar-denominated loan	446	3,300
Total principal	2,265,986	2,867,120
Less unamortized discount and debt issuance costs	(40,499)	(39,968)
Total debt	2,225,487	2,827,152
Less current portion	(322,831)	(523,312)
Long-term portion	1,902,656	2,303,840

As of June 30, 2020, the Company had four revolving credit facilities (collectively, the Revolvers) available. The Revolvers, as at such date, provided for aggregate borrowings of up to $950.8 million, of which $429.2 million was undrawn. Interest payments are based on LIBOR plus a margin. The margins ranged between 1.40% and 3.95% at June 30, 2020 and at December 31, 2019. The aggregate amount available under the Revolvers is scheduled to decrease by $157.6 million (remainder of 2020), $115.8 million (2021), $410.8 million (2022), $65.3 million (2023) and $201.3 million (2024). The Revolvers are collateralized by first-priority mortgages granted on 33 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all but one of the Revolvers' outstanding amounts. Included in other related security are 25.2 million common units in Teekay LNG and 5.0 million Class A common shares in Teekay Tankers to secure a $150 million credit facility.

The Company’s 8.5% senior unsecured notes were due January 15, 2020 with an original aggregate principal amount of $450 million (the Original Notes). In November 2015, the Company issued an aggregate principal amount of $200 million of the Company’s 8.5% senior unsecured notes which were due on January 15, 2020 (or the Additional Notes) at 99.0% of face value, plus accrued interest from July 15, 2015. Prior to 2020, the Company repurchased $613.3 million in aggregate principal amount and in January 2020, the Company repaid all remaining Original Notes and Additional Notes at maturity.

In May 2019, the Company issued $250.0 million in aggregate principal amount of 9.25% senior secured notes at par due November 2022 (or the 2022 Notes). The 2022 Notes are guaranteed on a senior secured basis by certain of our subsidiaries and are secured by first-priority liens on two of Teekay's FPSO units, a pledge of the equity interests in Teekay's subsidiary that owns all of Teekay's common units of Teekay LNG Partners L.P. and all of Teekay’s Class A common shares of Teekay Tankers Ltd. and a pledge of the equity interests in Teekay's subsidiaries that own Teekay Parent's three FPSO units.

The Company may redeem the 2022 Notes in whole or in part at any time prior to November 15, 2020 at a redemption price equal to 100% of the principal amount of the 2022 Notes to be redeemed, plus the greater of (i) 1.0% of the principal amount of such 2022 Notes and (ii) the excess, if any, of the sum of the present values of the remaining scheduled payments of principal and interest on the 2022 Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points over the principal amount of such 2022 Notes, plus accrued and unpaid interest to, but excluding, the redemption date.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The Company may redeem the 2022 Notes in whole or in part at a redemption price equal to a percentage of the principal amount of the 2022 Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date, as follows: 104.625% at any time on or after November 15, 2020, but prior to November 15, 2021; 102.313% at any time on or after November 15, 2021, but prior to August 15, 2022; and 100% at any time on or after August 15, 2022.

On January 26, 2018, Teekay Parent completed a private offering of $125.0 million in aggregate principal amount of 5% Convertible Senior Notes due January 15, 2023 (the Convertible Notes). The Convertible Notes are convertible into Teekay’s common stock, initially at a rate of 85.4701 shares of common stock per $1,000 principal amount of Convertible Notes. This represents an initial effective conversion price of $11.70 per share of common stock. The initial conversion price represents a premium of 20% to the concurrent common stock offering price of $9.75 per share. On issuance of the Convertible Notes, $104.6 million of the net proceeds was reflected in long-term debt, including unamortized discount, and is being accreted to $125.0 million over its five-year term through interest expense. The remaining amount of the net proceeds of $16.1 million was allocated to the conversion feature and reflected in additional paid-in capital.

As at June 30, 2020, Teekay LNG had a total of Norwegian Krone (or NOK) 2.1 billion in senior unsecured bonds issued in the Norwegian bond market that mature through 2023 (December 31, 2019 – NOK 3.1 billion). As of June 30, 2020, the total carrying amount of the senior unsecured bonds was $213.0 million (December 31, 2019 – $347.2 million). The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on Norwegian Interbank Offered Rate (or NIBOR) plus a margin, which ranges from 4.60% to 6.00%. The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 7.72% to 7.89%, and the transfer of the principal amount fixed at $248.5 million upon maturity in exchange for NOK 2.1 billion (see Note 16).

As of June 30, 2020, the Company had six U.S. Dollar-denominated term loans outstanding, which totaled $1.0 billion in aggregate principal amount (December 31, 2019 – $1.3 billion). Interest payments on the term loans are based on LIBOR plus a margin, of which two of the term loans have additional tranches with a weighted average fixed rate of 4.47%. At June 30, 2020 and at December 31, 2019, the margins ranged between 0.30% and 3.25%. Term loans require payments in quarterly or semi-annual installments commencing three or six months after delivery of each newbuilding vessel financed thereby, and five of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 20 (December 31, 2019 – 24) of the Company’s vessels, together with certain other security.

Teekay LNG has two Euro-denominated term loans outstanding, which, as at June 30, 2020, totaled 136.4 million Euros ($153.2 million) (December 31, 2019 – 147.5 million Euros ($165.4 million)). Teekay LNG is servicing the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on Euro Interbank Offered Rate (or EURIBOR) plus a margin. At June 30, 2020 and December 31, 2019, the margins ranged between 0.60% and 1.95%. The Euro-denominated term loans reduce in monthly and semi-annual payments with varying maturities through 2024, are collateralized by first-priority mortgages on two of Teekay LNG's vessels, together with certain other security, and are guaranteed by Teekay LNG and one of its subsidiaries.

Both Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans and restricted cash and the change in the valuation of the Company’s cross currency swaps, the Company recognized a foreign exchange loss of $8.9 million (2019 – loss of $5.9 million) and a loss of $2.3 million (2019 – loss of $8.5 million) during the three and six months ended June 30, 2020 and 2019, respectively.

The weighted-average interest rate on the Company’s aggregate long-term debt as at June 30, 2020 was 3.7% (December 31, 2019 – 4.6%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 16).

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to June 30, 2020, including the impact of Teekay Tankers' debt refinancing completed in August 2020, are $83.1 million (remainder of 2020), $416.4 million (2021), $634.4 million (2022), $402.9 million (2023), $303.4 million (2024) and $425.8 million (thereafter).

The Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and four loan agreements require the maintenance of vessel market value to loan ratios. As at June 30, 2020, these ratios were 379%, 218%, 138% and 192% compared to their minimum required ratios of 125%, 115%, 120% and 135%, respectively. The vessel values used in these ratios are the appraised values provided by third parties where available or prepared by the Company based on second-hand sale and purchase market data. Changes in the LNG/LPG carrier and conventional tanker markets could negatively affect the Company's compliance with these ratios.

Teekay Tankers’ term loan, which was scheduled to mature in 2021, was guaranteed by Teekay. This term loan contained covenants that required Teekay Parent and Teekay Tankers collectively to maintain the greater of (a) free cash (cash and cash equivalents) of at least $100.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay's total consolidated debt and obligations related to finance leases (excluding Teekay LNG). As at June 30, 2020, the outstanding balance on Teekay Tankers' credit facility was $86.7 million. In August 2020, Teekay Tankers refinanced the term loan facility and replaced the guarantee from Teekay Parent with a guarantee from five of Teekay Tankers' wholly-owned subsidiaries. The new term loan facility is scheduled to mature in 2023 (see Note 20). In addition, certain loan agreements require Teekay Tankers to maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of Teekay Tankers' total consolidated debt and obligations related to finance leases.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Certain loan agreements require Teekay LNG to maintain a minimum level of tangible net worth, and minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million, and not to exceed a maximum level of financial leverage.

As of the date these unaudited consolidated financial statements were issued, the Company is in compliance with all covenants under its credit facilities and other long-term debt.
11. Capital Stock
The authorized capital stock of Teekay at June 30, 2020 and December 31, 2019 was 25 million shares of preferred stock, with a par value of $1 per share, and 725 million shares of common stock, with a par value of $0.001 per share. As at June 30, 2020, Teekay had no shares of preferred stock issued.

In April 2019, Teekay filed a continuous offering program (or COP) under which Teekay may issue shares of its common stock, at market prices up to a maximum aggregate amount of $63.0 million. As of June 30, 2020, no shares of common stock have been issued under this COP.
12. Commitments and Contingencies

a)	Vessels Under Construction and Upgrades

Teekay LNG's share of commitments to fund equipment installation and other construction contract costs as at June 30, 2020 are as follows:

	Total $	Remainder of 2020 $	2021 $	2022 $
Certain consolidated LNG carriers (i)	41,626	4,058	22,917	14,651
Bahrain LNG Joint Venture (ii)	11,351	11,351	—	—
	52,977	15,409	22,917	14,651

(i)
In June 2019, Teekay LNG entered into an agreement with a contractor to supply equipment on certain of Teekay LNG's LNG carriers in 2021 and 2022, for an estimated installed cost of $58.1 million. As at June 30, 2020, the estimated remaining cost of this installation is $41.6 million.

(ii)
Teekay LNG has a 30% ownership interest in the Bahrain LNG Joint Venture which has an LNG receiving and regasification terminal in Bahrain. As at June 30, 2020, Teekay LNG's proportionate share of the estimated remaining cost of $11.4 million relates to the final construction installment on the LNG terminal. The Bahrain LNG Joint Venture has remaining debt financing of $24 million, which is undrawn, of which $7 million relates to Teekay LNG's proportionate share of the construction commitments included in the table above.

b)	Liquidity

Management is required to assess whether the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company had a consolidated net income of $177.5 million and consolidated cash flows from operating activities of $775.7 million during the six months ended June 30, 2020 and had a working capital deficit of $93.6 million as at June 30, 2020.

Based on the Company’s liquidity at the date these unaudited consolidated financial statements were issued, the liquidity the Company expects to generate from operations over the following year and the dividends it expects to receive from its equity-accounted joint ventures, the Company expects that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these unaudited consolidated financial statements.

c)	Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

d)	Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Teekay LNG guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for its equity-accounted joint ventures for which the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at June 30, 2020 was $1.4 billion. As of the date these unaudited consolidated financial statements were issued, Teekay LNG's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that Teekay LNG guarantees.
13. Financial Instruments

a)	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see "Item 18 – Financial Statements: Note 12" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

		June 30, 2020		December 31, 2019
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash, cash equivalents and restricted cash (note 19)	Level 1	539,417	539,417	454,867	454,867
Derivative instruments (note 16)
Interest rate swap agreements – assets (1)	Level 2	—	—	3,099	3,099
Interest rate swap agreements – liabilities (1)	Level 2	(84,553)	(84,553)	(52,453)	(52,453)
Cross currency interest swap agreements – liabilities(1)	Level 2	(46,179)	(46,179)	(42,104)	(42,104)
Foreign currency contracts	Level 2	53	53	(202)	(202)
Forward freight agreements	Level 2	(165)	(165)	(86)	(86)
Non-recurring
Vessels held for sale (note 7)	Level 2	—	—	37,240	37,240
Operating lease right-of-use assets (notes 6 and 7)	Level 2	10,758	10,758
Other (2)
Short-term debt (note 9)	Level 2	(10,000)	(9,991)	(50,000)	(50,000)
Long-term debt – public (note 10)	Level 1	(452,037)	(455,874)	(619,794)	(655,977)
Long-term debt – non-public (note 10)	Level 2	(1,773,450)	(1,755,063)	(2,207,358)	(2,180,440)
Obligations related to finance leases, including current portion (note 6)	Level 2	(1,778,530)	(1,940,059)	(1,825,692)	(1,877,558)

(1)
The fair value of the Company's interest rate swap and cross currency swap agreements at June 30, 2020 includes $4.7 million (December 31, 2019 – $3.4 million) accrued interest expense which is recorded in accrued liabilities on the unaudited consolidated balance sheets.

(2)
In the unaudited interim consolidated financial statements, the Company’s loans to and investments in equity-accounted investments form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. The fair value of the individual components of such aggregate interests is not determinable.

(3)
As at June 30, 2020, $12.8 million relating to Teekay Tankers' sale of assets (note 7) was reflected in accounts receivable on the unaudited consolidated balance sheet. The estimated fair value approximated the carrying value at June 30, 2020.

b) Credit Losses

The Company's exposure to potential credit losses primarily includes Teekay Parent's one direct financing and sales-type leases (the Foinaven FPSO – see Note 3) and Teekay LNG's three direct financing leases, its two loans to equity-accounted joint ventures and its guarantees of its proportionate share of secured loan facilities and finance leases of five of its equity-accounted joint ventures.

In addition, Teekay LNG's exposure to potential credit losses includes direct financing and sales-types leases for 18 LNG carriers, one FSU and an LNG regasification terminal within five of its equity-accounted joint ventures, consisting of the Yamal LNG Joint Venture, the Bahrain LNG Joint Venture, the Pan Union Joint Venture, the RasGas III Joint Venture and the Angola Joint Venture. For a description of these equity-accounted investments, see "Item 18 – Financial Statements: Note 23" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The following table includes the amortized cost basis of the Company's direct interests in financing receivables and net investment in direct financing leases by class of financing receivables and by period of origination and their associated credit quality.

	Amortized Cost Basis by Origination Year
	Credit Quality Grade (1)	2020	2018	2016	Prior to 2016	Total
As at June 30, 2020		$	$	$	$	$
Direct financing and sales-type leases – Teekay Parent
Foinaven FPSO	Performing	15,160	—	—	—	15,160

Direct financing leases – Teekay LNG
Tangguh Hiri and Tangguh Sago	Performing	—	—	—	338,305	338,305
Bahrain Spirit	Performing	—	213,041	—	—	213,041
		—	213,041	—	338,305	551,346
Loans to equity-accounted joint ventures
Exmar LPG Joint Venture	Performing	—	—	—	52,266	52,266
Bahrain LNG Joint Venture	Performing	—	—	73,375	—	73,375
		—	—	73,375	52,266	125,641
		15,160	213,041	73,375	390,571	692,147

(1)
The Company's credit quality grades are based on internal risk credit ratings whereby a credit quality grade of performing is consistent with a low likelihood of loss. The Company assesses the credit quality of its direct financing leases and loan to the Exmar LPG Joint Venture on whether there are no past due payments, no concessions granted to the counterparties and whether the Company is aware of any other information that would indicate that there is a material increase of likelihood of loss. The same policy is applied by the equity-accounted joint ventures. As at June 30, 2020, all direct financing and sales-type leases held by Teekay LNG's equity-accounted joint ventures had a credit quality grade of performing. Teekay LNG assesses the credit quality of its loan to the Bahrain LNG Joint Venture based on whether there are any past due payments (30 days late) from the Bahrain LNG Joint Venture's primary customer, whether the Bahrain LNG Joint Venture has granted any concessions to its primary customer and whether Teekay LNG is aware of any other information that would indicate that there is a material increase of likelihood of loss.

Changes in the allowance for credit losses for the three and six months ended June 30, 2020 are as follows:

	Direct financing leases (1) $	Direct financing and sales-type leases and other within equity-accounted joint ventures (1) $	Loans to equity-accounted joint ventures (2) $	Guarantees of debt (3) $	Total $
As at January 1, 2020	11,155	36,292	3,714	2,139	53,300
Provision for expected credit losses	(100)	8,980	—	—	8,880
As at March 31, 2020	11,055	45,272	3,714	2,139	62,180
Provision for expected credit losses	465	(423)	83	(288)	(163)
As at June 30, 2020	11,520	44,849	3,797	1,851	62,017

(1)
The credit loss provision related to the lease receivable component of the net investment in direct financing and sales-type leases is based on an internal historical loss rate, as adjusted when asset specific risk characteristics of the existing lease receivables at the reporting date are not consistent with those used to measure the internal historical loss rate and as further adjusted when management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. During the six months ended June 30, 2020, two LNG project counterparties maintained investment grade credit ratings. As such, the internal historical loss rate used to determine the credit loss provision at both January 1, 2020 and June 30, 2020 was adjusted downwards to reflect a lower risk profile for these two LNG projects at such dates compared to the average LNG project used to determine the internal historical loss rate. In addition, the internal historical loss rate was adjusted upwards for one LNG project to reflect a lower credit rating for the counterparty, including consideration of the critical infrastructure nature of assets, and a second LNG project to reflect a larger risk of loss given default as the vessels servicing this project have fewer opportunities for redeployment compared to Teekay LNG's other LNG carriers. The credit loss provision for the residual value component is based on a reversion methodology whereby the current estimated fair value of the vessel as depreciated to the end of the charter contract as compared to the expected carrying value, with such potential gain or loss on maturity being included in the credit loss provision in increasing magnitude on a straight-line basis the closer the contract is to its maturity. Risks related to the net investments in direct financing and sales-type leases consist of risks related to the underlying LNG projects and demand for LNG carriers at the end of the contracts. The provision for expected credit loss as at January 1, 2020 and June 30, 2020 has been developed in part based on Teekay LNG's understanding that LNG production is critical infrastructure.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

In addition, the provision for expected credit loss as at June 30, 2020, within Teekay LNG's equity-accounted joint ventures reflects the commencement of the sales-type lease for the Bahrain regasification terminal and associated FSU in January 2020. The change in credit loss provision of a decrease of $0.4 million and an increase of $8.6 million for the three and six months ended June 30, 2020, respectively, relating to the direct financing and sales-type leases and other within Teekay LNG's equity-accounted joint ventures are included in equity income. The change in credit loss provision recorded for Teekay LNG's direct financing and sales-type leases, loans to equity-accounted joint ventures and guarantees of debt of an increase of $0.3 million and an increase of $0.2 million for the three and six months ended June 30, 2020, respectively, are included in other expense.

(2)
The determination of the credit loss provision for such loans is based on an internal historical loss rate of Teekay LNG and its affiliates, as adjusted when asset specific risk characteristics of the existing loans at the reporting date are not consistent with those used to measure the internal historical loss rate and as further adjusted when management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. These two loans rank behind secured debt in each equity-accounted joint venture. As such, they are similar to equity in terms of risk. The Exmar LPG Joint Venture owns and charters-in LPG carriers with a primary focus on mid-size gas carriers. Their vessels are trading on the spot market or short-term charters. Adverse changes in the spot market for mid-size LPG carriers, as well as operating costs for such vessels, may impact the ability of the Exmar LPG Joint Venture to repay its loan to Teekay LNG. The Bahrain LNG Joint Venture owns an LNG receiving and regasification terminal in Bahrain. The ability of Bahrain LNG Joint Venture to repay its loan to Teekay LNG is primarily dependent upon the Bahrain LNG Joint Venture’s customer, a company owned by the Kingdom of Bahrain, fulfilling its obligations under the 20-year agreement, as well as Bahrain LNG Joint Venture’s ability to operate the terminal in accordance with the agreed upon operating criteria.

(3)
The determination of the credit loss provision for such guarantees was based on a probability of default and loss given default methodology. In determining the overall estimated loss from default as a percentage of the outstanding guaranteed share of secured loan facilities and finance leases, Teekay LNG considers current and future operational performance of the vessels securing the loan facilities and finance leases and current and future expectations of the proceeds that could be received from sale of the vessels securing the loan facilities and finance leases in comparison to the outstanding principal amount if Teekay LNG was called on its guarantees.

14. Restructuring Charges
During the three and six months ended June 30, 2020, the Company recorded restructuring charges of $4.6 million and $7.0 million, respectively. The restructuring charges primarily related to severance costs resulting from the expected termination of the management contract for an FSO unit based in Australia; the severance costs are fully recoverable from the customer and the recovery is presented in revenue. Restructuring charges also included severance costs resulting from the reorganization and realignment of resources of the Company's shared service function of which a portion of the costs were recovered from the customer, Altera (see Note 4), and the recovery is presented in revenue. In addition, the restructuring charges for the six months ended June 30, 2020 also related to the cessation of production of the Petrojarl Banff FPSO unit in June 2020.

During the three and six months ended June 30, 2019, the Company recorded restructuring charges of $1.4 million and $10.0 million. The restructuring charges primarily related to severance costs resulting from the termination of certain management contracts in Teekay Parent of which the costs were fully recovered from the customer and the recovery is presented in revenue, as well as from the termination of the charter contract for the Toledo Spirit Suezmax tanker in Teekay LNG upon the sale of the vessel in January 2019.

At June 30, 2020 and December 31, 2019, $5.8 million and $0.8 million, respectively, of restructuring liabilities were recorded in accrued liabilities and other on the unaudited consolidated balance sheets.
15. Accumulated Other Comprehensive Loss
As at June 30, 2020 and December 31, 2019, the Company’s accumulated other comprehensive loss consisted of the following components:

	June 30,	December 31,
	2020	2019
	$	$
Unrealized loss on qualifying cash flow hedging instruments	(49,312)	(19,408)
Pension adjustments, net of tax recoveries	(4,358)	(4,329)
	(53,670)	(23,737)

16. Derivative Instruments and Hedging Activities
The Company uses derivative instruments to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

From time to time, the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at June 30, 2020, the Company was committed to the following foreign currency forward contracts:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Contract Amount in Foreign Currency	Average Forward Rate (1)	Fair Value / Carrying Amount Of Asset (Liability) $	Expected Maturity
				2020
				$
GBP	4,000	0.81	53	4,908

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Company enters into cross currency swaps, and pursuant to these swaps the Company receives the principal amount in NOK on the maturity dates of the swaps, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal amounts of the Company’s NOK-denominated bonds due in 2021 and 2023. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2021 and 2023. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2021 and 2023. As at June 30, 2020, the Company was committed to the following cross currency swaps:

					Fair Value / Carrying Amount of Asset / (Liability) $
Notional Amount NOK	Notional Amount USD	Floating Rate Receivable
		Reference Rate	Margin	Fixed Rate Payable		Remaining Term (years)
1,200,000	146,500	NIBOR	6.00%	7.72%	(24,681)	1.3
850,000	102,000	NIBOR	4.60%	7.89%	(21,498)	3.2
					(46,179)

Interest Rate Risk

The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company designates certain of its interest rate swap agreements as cash flow hedges for accounting purposes.

As at June 30, 2020, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt and EURIBOR-based debt, whereby certain of the Company’s floating-rate debts were swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Swap Rate (%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	847,832	(77,586)	4.2	3.0
EURIBOR-Based Debt:
Euro-denominated interest rate swaps	EURIBOR	70,220	(6,967)	3.2	3.9
			(84,553)

(1)	Excludes the margins the Company pays on its variable-rate debt which, as of June 30, 2020, ranged from 0.3% to 3.95%.

(2)
Includes interest rate swaps with the notional amount reducing quarterly or semi-annually. Three interest rate swaps are subject to mandatory early termination in 2021 and 2024, at which time the swaps will be settled based on their fair value.

Stock Purchase Warrants

Prior to the 2019 Brookfield Transaction, Teekay held 15.5 million Brookfield Transaction Warrants and 1,755,000 Series D Warrants of Teekay Offshore (see Note 4). As part of the 2019 Brookfield Transaction, Teekay sold to Brookfield all of the Company’s remaining interests in Teekay Offshore, which included, among other things, both the Brookfield Transaction Warrants and Series D Warrants.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Tabular Disclosure

The following tables present the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s unaudited consolidated balance sheets.

	Prepaid Expenses and Other	Other Non-Current Assets	Accrued Liabilities and Other (1)	Accrued Liabilities and Other (2)	Other Long-Term Liabilities
	$	$	$	$	$
As at June 30, 2020
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	(63)	(3,085)	(11,453)
Derivatives not designated as a cash flow hedge:
Foreign currency forward contracts	53	—	—	—	—
Interest rate swap agreements	—	—	(3,809)	(27,130)	(39,013)
Cross currency swap agreements	—	—	(872)	(5,995)	(39,312)
Forward freight agreements	—	—	—	(165)	—
	53	—	(4,744)	(36,375)	(89,778)

	Prepaid Expenses and Other	Other Non-Current Assets	Accrued Liabilities and Other (1)	Accrued Liabilities and Other (2)	Other Long-Term Liabilities
	$	$	$	$	$
As at December 31, 2019
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	(13)	(836)	(3,475)
Derivatives not designated as a cash flow hedge:
Foreign currency forward contracts	—	—	—	(202)	—
Interest rate swap agreements	932	1,916	(2,948)	(15,478)	(29,452)
Cross currency swap agreements	—	—	(456)	(22,661)	(18,987)
Forward freight agreements	—	—	—	(86)	—
	932	1,916	(3,417)	(39,263)	(51,914)

(1)	Represents accrued interest related to derivative instruments presented in accrued liabilities and other on the consolidated balance sheets (see Note 8).

(2)	Represents the current portion of derivative liabilities presented in accrued liabilities and other on the consolidated balance sheets (see Note 8).

As at June 30, 2020, the Company had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Company’s unaudited consolidated balance sheets. As at June 30, 2020, these derivatives had an aggregate fair value asset amount of $0.1 million and an aggregate fair value liability amount of $104.8 million. As at June 30, 2020, the Company had $23.3 million on deposit with the relevant counterparties as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current and long-term on the consolidated balance sheets.

For the periods indicated, the following tables present the gains (losses) on interest rate swap agreements designated and qualifying as cash flow hedges (excluding such agreements in equity-accounted investments):

Three Months Ended June 30, 2020		Three Months Ended June 30, 2019
Amount of Loss Recognized in OCI	Amount of Loss Reclassified from Accumulated OCI to Interest Expense	Amount of Loss Recognized in OCI	Amount of Gain Reclassified from Accumulated OCI to Interest Expense
(1,055)	(482)	(4,570)	157

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Six Months Ended June 30, 2020		Six Months Ended June 30, 2019
Amount of Loss Recognized in OCI	Amount of Loss Reclassified from Accumulated OCI to Interest Expense	Amount of Loss Recognized in OCI	Amount of Gain Reclassified from Accumulated OCI to Interest Expense
(10,226)	(634)	(7,402)	408

Realized and unrealized (losses) gains from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized (losses) gains on non-designated derivatives in the unaudited consolidated statements of income (loss) as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Realized losses relating to:
Interest rate swap agreements	(3,879)	(1,785)	(6,556)	(3,473)
Foreign currency forward contracts	—	—	(241)	—
Stock purchase warrants	—	(25,559)	—	(25,559)
Forward freight agreements	(201)	(29)	(250)	(42)
	(4,080)	(27,373)	(7,047)	(29,074)
Unrealized (losses) gains relating to:
Interest rate swap agreements	(5,251)	(8,195)	(24,063)	(14,216)
Foreign currency forward contracts	53	(101)	255	(101)
Stock purchase warrants	—	24,584	—	26,900
Forward freight agreements	8	121	(78)	104
	(5,190)	16,409	(23,886)	12,687
Total realized and unrealized losses on derivative instruments	(9,270)	(10,964)	(30,933)	(16,387)

Realized and unrealized (losses) gains from cross currency swaps are recognized in earnings and reported in foreign exchange loss in the unaudited consolidated statements of income (loss) as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Realized losses on maturity and termination of cross currency swaps	(33,844)	—	(33,844)	—
Realized losses	(1,430)	(1,087)	(3,247)	(2,521)
Unrealized gains (losses)	45,882	(140)	(3,658)	(2,060)
Total realized and unrealized gains (losses) on cross currency swaps	10,608	(1,227)	(40,749)	(4,581)

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
17. Income Tax Recovery (Expense)
The components of the provision for income tax recovery (expense) are as follows:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Current	16,408	(3,219)	12,622	(8,072)
Deferred	767	(185)	761	(368)
Income tax recovery (expense)	17,175	(3,404)	13,383	(8,440)

The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities and accrued liabilities on the Company's unaudited consolidated balance sheets:

	Six Months Ended June 30,
	2020	2019
	$	$
Balance of unrecognized tax benefits as at January 1	62,958	40,556
Increases for positions related to the current year	2,947	2,106
Changes for positions taken in prior years	(13,424)	4,121
Decrease related to statute limitations	(1,480)	—
Balance of unrecognized tax benefits as at June 30	51,001	46,783

Included in the Company's current income tax expense are provisions for uncertain tax positions relating to freight taxes. In the three months ended June 30, 2020, the Company obtained further legal advice regarding the applicable tax rate in respect of freight taxes in a certain jurisdiction and subsequently secured an agreement in principle with a tax authority relating to an outstanding uncertain tax liability. The agreement in principle is based in part on a recent initiative of the tax authority in response to COVID-19, which included the waiver of interest and penalties on unpaid taxes. Based on this and other clarifications of tax regulations, the Company has reversed $16.6 million of freight tax liabilities in the three months ended June 30, 2020. The Company classified the remaining liability for this jurisdiction of approximately $9.8 million to accrued liabilities on the Company's unaudited consolidated balance sheet as of June 30, 2020.

The Company does not presently anticipate that its provisions for uncertain tax positions relating to freight taxes will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at the time. Such information may include legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly. The tax years 2008 through 2020 remain open to examination by some of the major jurisdictions in which the Company is subject to tax.
18. Net Income (Loss) Per Share

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Net income (loss) attributable to the shareholders of Teekay Corporation – basic and diluted	21,723	(39,485)	(28,082)	(123,742)
Weighted average number of common shares	101,107,362	100,783,496	100,997,456	100,652,685
Dilutive effect of stock-based compensation	89,021	—	—	—
Common stock and common stock equivalents	101,196,383	100,783,496	100,997,456	100,652,685
Income (loss) per common share:
- Basic	0.21	(0.39)	(0.28)	(1.23)
- Diluted	0.21	(0.39)	(0.28)	(1.23)

The Company intends to settle the principal of the Convertible Notes in cash on conversion and calculates diluted earnings per share using the treasury-stock method. Stock-based awards and the conversion feature on the Convertible Notes that have an anti-dilutive effect on the calculation of diluted loss per common share, are excluded from this calculation. For the three and six months ended June 30, 2020, the number of Common Stock from stock-based awards and the conversion feature on the Convertible Notes that had an anti-dilutive effect on the calculation of diluted earnings per common share were 6.0 million (three and six months ended June 30, 2019 – 6.1 million). In periods where a loss attributable to shareholders of Teekay has been incurred, all stock-based awards and the conversion feature on the Convertible Notes are anti-dilutive.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

19. Supplemental Cash Flow Information
Total cash, cash equivalents, restricted cash, and cash and restricted cash held for sale are as follows:

	June 30, 2020	December 31, 2019	June 30, 2019	December 31, 2018
	$	$	$	$
Cash and cash equivalents	461,152	353,241	235,199	424,169
Restricted cash – current	16,317	56,777	50,798	40,493
Restricted cash – non-current	61,948	44,849	36,886	40,977
Assets held for sale – cash	—	1,121	—	—
Assets held for sale – restricted cash	—	337	—	—
	539,417	456,325	322,883	505,639

The Company maintains restricted cash deposits relating to certain term loans, collateral for cross currency swaps (see Note 16), performance bond collateral, leasing arrangements, project tenders and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

On March 27, 2020, Teekay Parent sold Golar-Nor to Altera (see Note 6). Among the assets and liabilities of Golar-Nor that were deconsolidated concurrent with the sale were Golar-Nor's operating lease right-of-use assets and operating lease liabilities relating to the Petroatlantic and Petronordic shuttle tankers totaling $50.7 million and $50.7 million, respectively.

The sale of the Toledo Spirit by its owner during the three and six months ended June 30, 2019, resulted in the vessel being returned to its owner with the obligation related to finance lease being concurrently extinguished. As a result, the sale of the vessel and the concurrent extinguishment of the corresponding obligation related to finance lease of $23.6 million for the three and six months ended June 30, 2019, was treated as a non-cash transaction in the Company's unaudited consolidated statements of cash flows.
20. Subsequent Events

a)
On August 20, 2020, Teekay LNG priced, in the Norwegian bond market, NOK 1.0 billion in new senior unsecured bonds that mature in September 2025. The new bond issuance has an aggregate principal amount equivalent to approximately $112 million and all payments were swapped into a U.S. Dollar fixed-rate coupon of approximately 5.74%. Teekay LNG expects to close the bond offering in early-September 2020 and intends to use the net proceeds of the new bond issuance for general partnership purposes. Teekay LNG will apply for listing of the new bonds on the Oslo Stock Exchange.

b)
In August 2020, Teekay Tankers entered into a new $67.4 million term loan debt facility to refinance four vessels which is scheduled to mature in 2023. Upon completion of the refinancing, Teekay no longer guarantees any of Teekay Tankers' debt obligations (see Note 10).

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and with Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019. Included in our Annual Report on Form 20-F is important information about items that you should consider when evaluating our results, including an explanation of our organizational structure, information about the types of contracts we enter into and certain non-GAAP measures we utilize to measure our performance. Unless otherwise indicated, references in this Report to “Teekay,” the “Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and its subsidiaries.

Overview

Teekay Corporation (or Teekay) is an operational leader and project developer in the marine midstream space. Teekay provides a comprehensive set of marine services to the world's leading oil and gas companies. We have a 100% general partnership interest in one publicly-listed master limited partnership, Teekay LNG Partners L.P. (or Teekay LNG), a controlling interest in publicly-listed Teekay Tankers Ltd. (or Teekay Tankers, and together with Teekay LNG, the Daughter Entities), and we directly own three floating production storage and offloading (or FPSO) units. Until May 2019, when we sold our remaining interest, we had a 49% general partnership interest and other equity and debt interests in another publicly-listed master limited partnership, Altera Infrastructure L.P., (or Altera) previously known as Teekay Offshore Partners L.P. (or Teekay Offshore). Teekay and its subsidiaries, other than Teekay LNG and Teekay Tankers, are referred to herein as Teekay Parent.
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019.

Novel Coronavirus (COVID-19) Pandemic

The novel coronavirus pandemic (or COVID-19) is dynamic, and its ultimate scope, duration and effects on us, our customers and suppliers and our industry are uncertain.

COVID-19 has resulted and may continue to result in a significant decline in global demand for LNG, LPG and crude oil. As our business includes the transportation of LNG, LPG and oil on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. Spot tanker rates have come under pressure since mid-May 2020 as a result of record OPEC+ oil production cuts and lower production from other oil producing countries which reduced crude exports, and the unwinding of floating storage.

In the first half of 2020, we did not experience any material business interruptions or negative impact on our cash flows as a result of the COVID-19 pandemic. We are monitoring the potential impact of the pandemic on us, including monitoring counterparty risk associated with our vessels under contract, and we have introduced a number of measures intended to protect the health and safety of our crews on our vessels, as well as our onshore staff.

Effects of the current pandemic may include, among others: deterioration of worldwide, regional or national economic conditions and activity and of demand for LNG, LPG and oil; operational disruptions to us or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies and (c) maintenance, modifications or repairs to, or dry docking of, our existing vessels due to worker health or other business disruptions; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; potential disruptions, delays or cancellations in the construction of new conventional tankers or LNG projects (including production, liquefaction, regasification, storage and distribution facilities), which could reduce future growth opportunities; and potential deterioration in the financial condition and prospects of our customers or business partners.

Although disruption and effects from the novel coronavirus pandemic may be temporary, given the dynamic nature of these circumstances, the duration of any potential business disruption and the related financial impact cannot be reasonably estimated at this time, but could materially affect our business, results of operations and financial condition. Please read “Item 3. Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019 for additional information about the potential risks of COVID-19 on our business.

IMO 2020 Low Sulfur Fuel Regulation

Effective January 1, 2020, the International Maritime Organization (or IMO) imposed a 0.50% m/m (mass by mass) global limit for sulfur in fuel oil used onboard ships. To comply with this new regulatory standard, ships may utilize different fuels containing low or zero sulfur or utilize exhaust gas cleaning systems, known as “scrubbers”. To date, neither Teekay LNG nor Teekay Tankers has installed any scrubbers on their existing fleets, but each has taken and continues to take steps to comply with the 2020 sulfur limit. Detailed plans to address this changeover have been successfully implemented.

Teekay LNG communicated with its charterers in seeking to promote the use of LNG as the primary fuel whenever possible. All charterers accepted the rationale as a logical means of compliance. Vessels are supplied with compliant low-sulfur heavy fuel oil and low-sulfur marine gas oil which are used as pilot fuels, maneuvering or heel out situations, or in the case of heavy fuel oil-only vessels, as the primary fuel. Under Teekay LNG’s time charters, as both the LNG and compliant fuel is supplied by the charterers, there has been minimal impact on net voyage revenues for its fleet.

Teekay Tankers transitioned to burning compliant low sulfur fuel on January 1, 2020, which transition did not have a significant impact on its operating results. The future fuel price spread between high sulfur fuel and low sulfur fuel is uncertain; however, the use of compliant low sulfur fuel is anticipated to result in an increase in voyage expenses. We expect that Teekay Tankers will be able to recover fuel price increases from the charterers of its vessels through higher rates for voyage charters.
RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS
The following table (a) presents revenues and income (loss) from vessel operations for Teekay LNG, Teekay Tankers and Teekay Parent, and (b) reconciles these amounts to our unaudited consolidated financial statements. Please read "Item 1 – Financial Statements: Note 5 – Segment Reporting" for information about our lines of business and segments.

	Revenues				Income (Loss) from Vessel Operations
	Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended
	June 30,		June 30,		June 30,		June 30,
(in thousands of U.S. dollars)	2020	2019	2020	2019	2020	2019	2020	2019
Teekay LNG	148,205	153,060	288,092	302,804	69,589	74,677	91,327	144,038
Teekay Tankers	246,492	207,007	588,392	445,168	92,986	5,051	213,112	37,148
Teekay Parent	88,108	105,817	180,375	205,914	(14,071)	(8,265)	(27,039)	(25,491)
Elimination of intercompany	—	(3,487)	—	(4,616)	—	—	—	—
Teekay Corporation Consolidated	482,805	462,397	1,056,859	949,270	148,504	71,463	277,400	155,695

SUMMARY
Teekay's consolidated income from vessel operations increased to $277.4 million for the six months ended June 30, 2020 compared to $155.7 million for the same period last year. The primary reasons for this increase in our consolidated results are as follows:

•
an increase in income from vessel operations in Teekay Tankers of $176.0 million primarily due to higher overall average realized spot TCE rates earned by its Suezmax, Aframax and LR2 product tankers, fewer off-hire days related to dry dockings and lower off-hire bunker expenses, a higher number of vessels on time-charter out contracts earning higher rates, as well as higher earnings from Teekay Tankers' full service lightering (or FSL) dedicated vessels all compared to the same period in the prior year;

partially offset by

•	a decrease in income from vessel operations in Teekay LNG of $52.7 million primarily due to a $45.0 million write-down of six multi-gas carriers during the first quarter of 2020; and

•
an increase in loss from vessel operations in Teekay Parent of $1.5 million primarily due to the write-down of two FPSO units in the first half of 2020 and decommissioning costs incurred for the Petrojarl Banff FPSO unit in 2020, partially offset by the gain on commencement of a sales-type lease and improved results as a result of a new bareboat charter agreement for the Petrojarl Foinaven FPSO unit in 2020, and improved results for the Sevan Hummingbird FPSO unit in the first half of 2020.

Teekay LNG

As at June 30, 2020, Teekay LNG’s liquefied gas fleet consisted of a controlling interest in 22 LNG carriers and seven multi-gas carriers. In addition, Teekay LNG also has interests ranging from 20% to 52% in 25 LNG carriers, 23 LPG carriers and one LNG regasification terminal in Bahrain that are accounted for using the equity method.

Recent Developments in Teekay LNG
During April and May 2020, the MALT Joint Venture secured the following charter contracts: a one-year, fixed-rate charter contract, with a one-year option, for the Arwa Spirit which commenced in May 2020 after its prior charter contract ended; and a six-month charter contract for the Marib Spirit which commenced in June 2020 after its prior charter contract ended. The MALT Joint Venture also secured an eight-month charter contract for the Methane Spirit, which commenced in July 2020 after its prior charter contract ended.

Teekay LNG received notice from its third-party commercial manager (or the Manager), which commercially manages its seven wholly-owned multi-gas vessels, that the Manager will dissolve the pool in which these seven multi-gas vessels are being managed, effective September 2020, in accordance with its rights in the commercial management agreement. This notice, along with the lower near-term outlook for these types of vessels that resulted from the economic environment at that time, impacted Teekay LNG's assessment of the expected earnings for these vessels which resulted in a write-down of six of its multi-gas carriers in March 2020. See "Item 1 - Financial Statements: Note 7 - Write-down and Gain (Loss) on Sale".

In July 2020, Teekay LNG entered into a new commercial management agreement with the Manager to commercially manage Teekay LNG's seven wholly-owned multi-gas vessels for a two-year term effective September 2020, after the dissolution of the current pool arrangement.

On January 3 and January 7, 2020, Awilco LNG ASA repurchased the WilPride and WilForce LNG Carriers, respectively, and paid Teekay LNG the associated vessel purchase obligations, deferred hire amounts and interest on deferred hire amounts totaling over $260 million relating to these two vessels. Teekay LNG used the proceeds from the sales to repay $157 million of term loans that were collateralized by these vessels and to fund working capital requirements.

In November 2019, Teekay LNG's joint venture with National Oil & Gas Authority (or NOGA), Gulf Investment Corporation and Samsung C&T (or the Bahrain LNG Joint Venture), in which Teekay LNG has a 30% interest, completed the mechanical construction and commissioning of the LNG receiving and regasification terminal in Bahrain. The project began receiving terminal use payments in January 2020 under its terminal use agreement with NOGA which ends in February 2039.

Operating Results – Teekay LNG
The following table compares Teekay LNG’s operating results, equity income and number of calendar-ship-days for its vessels for the three and six months ended June 30, 2020 and 2019. Please read "Item 1 – Financial Statements: Note 5 – Segment Reporting" for information about our lines of business and segments.

(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Revenues	148,205	153,060	288,092	302,804
Voyage expenses	(5,329)	(6,023)	(7,646)	(11,798)
Vessel operating expenses	(28,407)	(27,457)	(54,511)	(53,558)
Time-charter hire expenses	(5,368)	(3,080)	(11,290)	(8,671)
Depreciation and amortization	(31,629)	(35,338)	(64,268)	(69,464)
General and administrative expenses (1)	(7,883)	(5,667)	(14,050)	(12,299)
Write-down of vessels	—	—	(45,000)	—
Restructuring charges	—	(818)	—	(2,976)
Income from vessel operations	69,589	74,677	91,327	144,038

Liquefied Gas Carriers (1)	69,589	74,244	91,327	144,687
Conventional Tankers (1)(2)	—	433	—	(649)
	69,589	74,677	91,327	144,038

Equity Income – Liquefied Gas Carriers	32,155	1,738	32,528	7,316

Calendar-Ship-Days (3)
Liquefied Gas Carriers	2,730	2,912	5,470	5,762
Conventional Tankers	—	91	—	204

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas carriers and conventional tankers based on estimated use of corporate resources.

(2)
Further information on Teekay LNG’s conventional tanker results can be found in “Item 1 – “Financial Statements: Note 5 – Segment Reporting.” Teekay LNG sold its two remaining conventional tankers, the Toledo Spirit and the Alexander Spirit, in January and October 2019, respectively.

(3)	Calendar-ship-days presented relate to consolidated vessels.

Income from vessel operations for Teekay LNG decreased to $69.6 million and $91.3 million for the three and six months ended June 30, 2020, respectively, compared to $74.7 million and $144.0 million for the same periods in the prior year, primarily as a result of:

•
a decrease of $45.0 million for the six months ended June 30, 2020, due to the write-down of six multi-gas carriers during the first quarter of 2020 to their estimated fair values as described above in "Recent Developments in Teekay LNG";

•	decreases of $4.2 million and $8.3 million for the three and six months ended June 30, 2020, respectively, due to the sale of the WilPride and WilForce in January 2020;

•	decreases of $1.5 million and $5.3 million for the three and six months ended June 30, 2020, respectively, due to increases in performance claims and potential claims on certain LNG vessels; and

•
decreases of $1.1 million and $1.7 million for the three and six months ended June 30, 2020, respectively, from the Bahrain Spirit primarily due to the vessel earning higher rates when it traded as an LNG carrier in 2019 prior to the completion of the mechanical construction and commissioning of the Bahrain LNG Joint Venture's LNG terminal in Bahrain in November 2019;

partially offset by

•
increases of $4.2 million and $2.0 million for the three and six months ended June 30, 2020, respectively, from the Magellan Spirit primarily due to 70 off-hire days between March and May 2019 for repositioning and a scheduled dry docking, net of lower rates earned upon the redeployment in May 2019;

•	an increase of $2.9 million for the six months ended June 30, 2020, from the Galicia Spirit, primarily due to the vessel's scheduled dry dock for 37 days in 2019;

•
an increase of $2.1 million for the six months ended June 30, 2020, from the seven multi-gas carriers primarily due to lower charter rates earned during the first quarter of 2019 as the vessels were transitioned to the Manager part way through the quarter; and as a result of 52 combined off-hire days for dry dockings and repairs during the first half of 2019 compared to only 26 off-hire days during the first half of 2020; and

•	an increase of $1.6 million for the six months ended June 30, 2020, due to the delivery of the Yamal Spirit in January 2019.

Equity income related to Teekay LNG’s liquefied gas carriers was $32.2 million and $32.5 million for the three and six months ended June 30, 2020, respectively, compared to equity income of $1.7 million and $7.3 million for the same periods in the prior year. The changes were primarily as a result of:

•
increases of $11.6 million and $22.0 million for the three and six months ended June 30, 2020, respectively, from Teekay LNG's 50%-owned investment in the six ARC7 LNG carriers (or the Yamal LNG Carriers) relating to the Yamal LNG Joint Venture, primarily due to the delivery of four ARC7 LNG carrier newbuildings, the Nikolay Yevgenov, the Vladimir Voronin, the Georgiy Ushakov, and the Yakov Gakkel in June 2019, August 2019, November 2019, and December 2019, respectively;

•
increases of $8.1 million and $12.7 million for the three and six months ended June 30, 2020, respectively, in Teekay LNG's 52%-owned investment in the LNG carriers relating to its Teekay LNG-Marubeni Joint Venture (or the MALT LNG Carriers), primarily due to higher charter rates earned for the Arwa Spirit and Marib Spirit as the vessels commenced one-year, fixed-rate charter contracts in June and July 2019, respectively, as well as scheduled dry dockings and main engine overhauls for certain vessels during the same periods of the prior year; and

•
increases of $6.0 million and $8.1 million for the three and six months ended June 30, 2020, respectively, from Teekay LNG's 50%-ownership interest in Exmar LPG BVBA (or the Exmar LPG Joint Venture), primarily due to higher LPG charter rates earned during the first quarter of 2020, a new in-charter commencing in October 2019, and fewer off-hire days compared to the same periods in 2019;

partially offset by

•
a decrease of $19.1 million for the six months ended June 30, 2020, from the Bahrain LNG Joint Venture, primarily due to an increase in unrealized losses in its interest rate swaps due to a decrease in long-term LIBOR benchmark interest rates relative to the beginning of 2020 compared to the same period of the prior year and the recognition of a credit loss provision in 2020 upon adoption of a new accounting standard on January 1, 2020. This decrease for the six months ended June 30, 2020 was partially offset by an increase in operating income due to the commencement of the terminal use agreement in January 2020.

Teekay Tankers
As at June 30, 2020, Teekay Tankers owned 52 double-hulled conventional oil and product tankers, time-chartered-in two Aframax and two LR2 tankers, and owned a 50% interest in one Very Large Crude Carrier (or VLCC).

Recent Developments in Teekay Tankers
Between March and May 2020, Teekay Tankers entered into time-charter out contracts for five Suezmax tankers and one LR2 tanker with one-year terms at average daily rates of $45,600 and $29,000, respectively, and two Aframax tankers with one to two-year terms at an average daily rate of $25,600. All charter-out contracts commenced between April 2020 and June 2020.

In January 2020, Teekay Tankers reached an agreement to sell the non-U.S. portion of its ship-to-ship transfer business, as well as its LNG terminal management business for approximately $27.1 million, including an adjustment for the final amounts of cash and other working capital present on the closing date. The sale closed on April 30, 2020, resulting in a gain on sale of approximately $3.1 million.

Operating Results – Teekay Tankers
The following table compares Teekay Tankers’ operating results, equity income and number of calendar-ship-days for its vessels for the three and six months ended June 30, 2020 and 2019.

(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
Revenues	246,492	207,007	588,392	445,168
Voyage expenses	(61,558)	(97,398)	(180,799)	(200,397)
Vessel operating expenses	(46,218)	(53,600)	(96,867)	(108,187)
Time-charter hire expense	(9,296)	(10,792)	(19,175)	(20,240)
Depreciation and amortization	(29,546)	(30,658)	(59,178)	(60,523)
General and administrative	(9,784)	(9,508)	(19,070)	(18,673)
Gain (loss) on sale of assets	2,896	—	(191)	—
Income from vessel operations	92,986	5,051	213,112	37,148

Equity income (loss)	3,188	(169)	5,128	584

Calendar-Ship-Days (1)
Conventional Tankers	5,096	5,582	10,398	11,041

(1)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

Tanker Market
Crude tanker spot rates remained firm during the second quarter of 2020, particularly during the early part of the quarter. Crude trade volumes increased during April 2020 due to the short-lived price war between Saudi Arabia and Russia, leading to increased tanker demand. Floating storage also gave support to crude tanker spot rates during the quarter, peaking in early May 2020 when almost 500 tankers, or over 60 million deadweight tonnes (mdwt), were storing approximately 400 million barrels of oil. This floating storage was driven by a significant mismatch between elevated levels of global oil production and depressed oil demand due to the impact of COVID-19, resulting in a large surplus of both crude oil and refined products. Onshore storage filled rapidly which then forced oil into floating storage, particularly as the crude oil futures curve moved into a steep contango.
Crude tanker spot rates have softened since the middle of May 2020 due to lower global oil production and the return of some ships from floating storage. The OPEC+ group implemented record oil production cuts of 9.7 million barrels per day (mb/d) from the beginning of May 2020, with Saudi Arabia, UAE and Kuwait pledging a further 1.2 mb/d of cuts during June 2020. Compliance with these cuts has been relatively high and has led to a significant reduction in crude trade volumes from May 2020 onwards. Oil production has also declined in non-OPEC countries due to the impact of weak oil prices, with total global oil production falling by 11.3 mb/d between April and May 2020 and by a further 2.4 mb/d during June 2020. According to the International Energy Agency, global oil production of 86.9 mb/d during June 2020 was the lowest in approximately nine years, which has weighed on tanker demand from May 2020 onwards. In addition, floating storage has come off from the record highs seen in May 2020 to around 250 ships, or 38 mdwt, storing 240 million barrels of oil as of the end of July 2020. Taken together, a reduction in trade volumes, coupled with ships returning from floating storage has put pressure on crude tanker spot rates during the latter part of the second quarter of 2020, and this weakness has continued into the third quarter of 2020.
Looking ahead to the second half of the year, global oil production is expected to increase as both OPEC and non-OPEC countries are expected to increase oil supply to the market. The OPEC+ group is set to return 2 mb/d of production from August 2020 onwards, though this may not all ultimately translate into additional export volumes, as Saudi Arabia has pledged to keep its extra production for domestic use during the summer months when local power demand is higher. Non-OPEC oil production could also start to rebound with global oil prices having stabilized above $40 per barrel in recent weeks. In addition, global refinery throughput is expected to increase by approximately 9 mb/d between the second quarter and fourth quarter of 2020, which would create additional crude oil demand. Although a portion of this additional supply may be sourced from oil being pulled out of inventory - both onshore and offshore - we should nevertheless anticipate an increase in crude tanker demand during the second half of the year. However, this may be offset by ships returning to the trading fleet from floating storage and, therefore, the relative balance between recovering tanker demand and increasing fleet supply will determine crude tanker spot rates. Overall, we expect a relatively weaker crude tanker market during the second half of 2020, especially compared to the strong first half of 2020.

The long-term outlook remains very difficult to forecast due to significant uncertainties over the strength and pace of a potential oil demand recovery, with much depending on how various countries and regions manage to contain the spread of COVID-19 over the coming months. However, we remain encouraged by supportive fleet supply fundamentals, with the tanker orderbook currently at a 24-year low when measured as a percentage of the existing fleet. We have yet to see any meaningful tanker scrapping this year, but a period of lower tanker rates could lead to higher levels of removals over the coming months which would help limit fleet supply growth. Finally, new tanker ordering remains extremely low, and will likely remain so in the near future. Overall, we expect low levels of tanker fleet growth for at least the next two years.
In summary, the tanker market looks set for a more challenging period in the coming months following a very strong first half of the year. Although the demand outlook is highly uncertain, we remain encouraged by the tanker fleet supply fundamentals which appear much more favorable compared to prior market cycles.

Income from vessel operations was $93.0 million and $213.1 million for the three and six months ended June 30, 2020, respectively, compared to $5.1 million and $37.1 million for the same periods in the prior year, primarily as a result of:

•
increases of $64.8 million and $147.9 million for the three and six months ended June 30, 2020, respectively, due to higher overall average realized spot TCE rates earned by Suezmax, Aframax and LR2 product tankers, as well as a higher extension rate from one time-charter out contract compared to the same periods in the prior year;

•
increases of $13.2 million and $25.2 million for the three and six months ended June 30, 2020, respectively, due to fewer off-hire days related to dry dockings and off-hire bunker expenses compared to the same periods in the prior year; and

•
net increases of $15.3 million and $19.4 million for the three and six months ended June 30, 2020, respectively, due to a higher number of vessels on time-charter out contracts earning higher rates compared to spot rates for the first half of 2019, as well as higher earnings from FSL dedicated vessels, partially offset by early exit fees related to vessels leaving the RSA to commence time-charter out contracts;

partially offset by

•
decreases of $1.2 million and $6.9 million for the three and six months ended June 30, 2020, respectively, due to the sale of one Suezmax tanker in the fourth quarter of 2019 and three Suezmax tankers in the first quarter of 2020;

•
decreases of $1.9 million and $4.4 million for the three months and six months ended June 30, 2020, respectively, primarily due to the amortization of first dry dockings for various former Tanker Investments Limited (or TIL) vessels subsequent to Teekay Tankers' acquisition of TIL in late 2017; and

•
decreases of $2.0 million and $3.6 million for the three and six months ended June 30, 2020, respectively, primarily due to a higher amount of repair and maintenance activities, higher insurance premiums, and increased crewing related costs resulting from the COVID-19 global pandemic.

Teekay Parent
As at June 30, 2020, Teekay Parent had direct interests in three 100%-owned operating FPSO units, and in-chartered one FSO unit from Altera, all of which are included in Teekay Parent’s Offshore Production business. In addition, included in Teekay Parent’s Other and Corporate G&A segment was one FSO unit in-chartered from Altera. Teekay Parent redelivered one bunker barge to a third party in May 2020. Teekay Parent redelivered two shuttle tankers to Altera in March 2020, and one FSO unit to Altera in April 2019.

Recent Developments in Teekay Parent

In March 2020, Teekay Parent entered into a new bareboat charter contract with the existing charterer of the Petrojarl Foinaven FPSO, which can be extended up to December 2030. Under the terms of the new contract, Teekay Parent received a cash payment of $67 million in April 2020 and will receive a nominal per day rate over the life of the contract and a lump sum payment at the end of the contract period, which is expected to cover the costs of recycling the FPSO unit in accordance with the EU ship recycling regulations.

In the first quarter of 2020, CNR International (U.K.) Limited (or CNR) provided formal notice to Teekay of its intention to decommission the Banff field and remove the Petrojarl Banff FPSO and the Apollo FSO from the field in 2020. The oil production under the existing contract for the Petrojarl Banff FPSO unit ceased on June 1, 2020, at which time Teekay Parent began incurring decommissioning/asset retirement costs. Accordingly, in the first half of 2020, the asset retirement obligation for the Petrojarl Banff FPSO unit was increased based on changes to cost estimates and the carrying value of the unit was fully written down.

During the first quarter of 2020, Teekay Parent revised its expected cash flows from the Sevan Hummingbird FPSO unit based on changes in oil prices and the offshore market at that time, and recent discussions with potential buyers of the unit. This led to the write-down of the unit to its estimated fair value using a discounted cash flow approach.

Operating Results – Teekay Parent

The following tables compare Teekay Parent’s operating results, and the number of calendar-ship-days for its vessels for the three and six months ended June 30, 2020 and 2019.

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore		Other and		Teekay Parent
	Production		Corporate G&A		Total
	Three Months Ended June 30,
	2020	2019	2020	2019	2020	2019
Revenues	28,787	57,828	59,321	47,989	88,108	105,817
Voyage expenses	(9)	(9)	—	—	(9)	(9)
Vessel operating expenses	(24,404)	(41,229)	(48,767)	(41,335)	(73,171)	(82,564)
Time-charter hire expenses	(20)	(11,512)	(3,030)	(5,920)	(3,050)	(17,432)
Depreciation and amortization	(1,761)	(7,811)	—	(42)	(1,761)	(7,853)
General and administrative expenses (1)	(578)	(3,254)	(5,423)	(2,819)	(6,001)	(6,073)
Write-down of vessels	(13,565)	—	—	—	(13,565)	—
Gain on commencement of sales-type lease		—	—	—	—	—
Restructuring charges	10	—	(4,632)	(151)	(4,622)	(151)
Loss from vessel operations	(11,540)	(5,987)	(2,531)	(2,278)	(14,071)	(8,265)

Calendar-Ship-Days (2)
FPSO Units	273	273	—	—	273	273
FSO Units	91	91	91	113	182	204
Shuttle Tankers	—	182	—	—	—	182

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore		Other and		Teekay Parent
	Production		Corporate G&A		Total
	Six Months Ended June 30,
	2020	2019	2020	2019	2020	2019
Revenues	74,720	107,266	105,655	98,648	180,375	205,914
Voyage expenses	(15)	(18)	—	—	(15)	(18)
Vessel operating expenses	(60,674)	(78,154)	(89,037)	(81,843)	(149,711)	(159,997)
Time-charter hire expenses	(7,970)	(22,614)	(6,335)	(9,617)	(14,305)	(32,231)
Depreciation and amortization	(12,407)	(15,847)	—	(122)	(12,407)	(15,969)
General and administrative expenses (1)	(1,277)	(5,849)	(7,548)	(7,399)	(8,825)	(13,248)
Write-down of vessels	(60,084)	(3,328)	—	—	(60,084)	(3,328)
Gain on commencement of sales-type lease	44,943	—	—	—	44,943	—
Restructuring charges	(1,044)	—	(5,966)	(6,614)	(7,010)	(6,614)
Loss from vessel operations	(23,808)	(18,544)	(3,231)	(6,947)	(27,039)	(25,491)

Calendar-Ship-Days (2)
FPSO Units	546	543	—	—	546	543
FSO Units	182	181	182	293	364	474
Shuttle Tankers	113	362	—	—	113	362

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, and other and corporate G&A based on estimated use of corporate resources.

(2)	Apart from three FPSO units, all remaining calendar-ship-days presented relate to in-chartered vessels.

Teekay Parent – Offshore Production
Loss from vessel operations for Teekay Parent’s Offshore Production business was $11.5 million and $23.8 million for the three and six months ended June 30, 2020, respectively, compared to loss from vessel operations of $6.0 million and $18.5 million for the same periods in the prior year. The changes are primarily a result of:

•
increases in loss of $13.6 million and $56.8 million for the three and six months ended June 30, 2020, respectively, due to write-down of two of Teekay Parent's FPSO units in the first half of 2020, compared to impairment of one of Teekay Parent's FPSO units in the first quarter of 2019; and

•
increases in loss of $7.3 million and $12.9 million for the three and six months ended June 30, 2020, respectively, related to the Petrojarl Banff FPSO unit, primarily due to decommissioning costs incurred in the second quarter of 2020, and an increase in depreciation in the first quarter of 2020 upon receiving notice of decommissioning of the Banff field that resulted in a shorter useful life of the FPSO unit;

partially offset by

•
decreases in loss of $12.6 million and $56.5 million for the three and six months ended June 30, 2020, respectively, primarily due to the gain on commencement of a sales-type lease and improved results associated with the new bareboat charter agreement for the Petrojarl Foinaven FPSO unit in 2020; and

•
a decrease in loss of $2.6 million and $7.9 million for the three and six months ended June 30, 2020, respectively, related to the Sevan Hummingbird FPSO unit, primarily due to lower depreciation as a result of a write-down of the unit to its estimated fair value in the third quarter of 2019.

Teekay Parent – Other and Corporate G&A
Losses from vessel operations for Teekay Parent’s Other and Corporate G&A segment was $2.5 million and $3.2 million for the three and six months ended June 30, 2020, respectively, compared to losses from vessel operations of $2.3 million and $6.9 million in the same periods in the prior year. The decrease in loss for the six months ended June 30, 2020 was primarily due to an increase in the number of managed vessels.

Equity-Accounted Investment in Altera

For the periods from April 1, 2019 to May 8, 2019 and January 1, 2019 to May 8, 2019, respectively, we recognized equity losses in respect of Teekay Offshore of $nil and $3.1 million. We wrote-down the investment in Teekay Offshore by $64.9 million in the six months ended June 30, 2019 and recognized a loss on sale of $8.9 million in the three and six months ended June 30, 2019.
Other Consolidated Operating Results
The following table compares our other consolidated operating results for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in thousands of U.S. dollars)	2020	2019	2020	2019
	$	$	$	$
Interest expense	(59,245)	(70,205)	(121,765)	(143,876)
Interest income	2,314	2,233	5,117	4,922
Realized and unrealized losses on non-designated derivative instruments	(9,270)	(10,964)	(30,933)	(16,387)
Foreign exchange loss	(8,922)	(5,851)	(2,276)	(8,481)
Other loss	(399)	(11,099)	(1,080)	(11,071)
Income tax recovery (expense)	17,175	(3,404)	13,383	(8,440)
Interest Expense. Interest expense decreased to $59.2 million and $121.8 million for the three and six months ended June 30, 2020, respectively, from $70.2 million and $143.9 million for the same periods in the prior year, primarily due to:

•
decreases of $3.3 million and $4.2 million for the three and six months ended June 30, 2020, respectively, in Teekay LNG primarily due to a decrease in LIBOR in 2020 and principal repayments during 2019 and 2020;

•
decreases of $3.1 million and $4.9 million for the three and six months ended June 30, 2020, respectively, in Teekay Tankers primarily due to the debt refinancing completed in the first quarter of 2020, which resulted in lower principal balances and interest rates in comparison to those under the refinanced credit facilities, and significant prepayments of loan principal during the the fourth quarter of 2019 and during the first half of 2020, along with overall lower average LIBOR rates;

•
decreases of $2.3 million and $4.6 million for the three and six months ended June 30, 2020, respectively, as the proceeds from the sales of the WilForce and WilPride were used to the repay Teekay LNG's term loans that were collateralized by these vessels;

•
decreases of $2.0 million and $5.8 million for the three and six months ended June 30, 2020, respectively, in Teekay Parent as a result of the repurchase in 2019 and maturity in January 2020 of the 8.5% senior notes (or the 2020 Notes), partially offset by an increase in debt issuance cost amortization, and the higher interest rate for the 9.25% senior secured notes due November 2022 (or the 2022 Notes) issued by Teekay Parent in May 2019; and

•
a decrease of $2.0 million for the six months ended June 30, 2020 relating to Teekay LNG's extinguishment of debt issuance costs upon completion of the debt refinancing in January 2019 of the Sean Spirit.

Realized and unrealized gains (losses) on non-designated derivative instruments. For the six months ended June 30, 2020 and 2019, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $1.0 billion and $1.1 billion, respectively, with average fixed rates of approximately 3.1% and 3.0%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 2.9% and, as such, we incurred realized losses of $3.9 million and $6.6 million, respectively, during the three and six months ended June 30, 2020, compared to realized losses of $1.8 million and $3.5 million for the same periods in the prior year under the interest rate swap agreements.
Primarily as a result of significant changes in the long-term benchmark interest rates during the three and six months ended June 30, 2020, compared with the same periods in 2019, we recognized unrealized losses of $5.3 million and $24.1 million, respectively, in the three and six months ended June 30, 2020, compared to unrealized losses of $8.2 million and $14.2 million for the same periods in the prior year under the interest rate swap agreements.

Prior to the 2019 Brookfield Transaction, Teekay held 15.5 million Brookfield Transaction Warrants and 1,755,000 Series D Warrants of Teekay Offshore. Please read “Item 1 – Financial Statements: Note 16 – Derivative Instruments and Hedging Activities.” During the three and six months ended June 30, 2019, we recognized unrealized gains of $24.6 million and $26.9 million, respectively, on these warrants, which were partially offset by realized losses of $25.6 million in both periods. As part of the 2019 Brookfield Transaction, Teekay sold to Brookfield all of the Company’s remaining interests in Teekay Offshore, which included, among other things, both the Brookfield Transaction Warrants and Series D Warrants.
Foreign Exchange Loss. Foreign currency exchange losses were $8.9 million and $2.3 million for the three and six months ended June 30, 2020, respectively, compared to losses of $5.9 million and $8.5 million for the same periods in the prior year. Our foreign currency exchange gains and losses, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, finance leases and restricted cash for financial reporting purposes and the realized and unrealized (losses) gains on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.
For the three and six months ended June 30, 2020, foreign currency exchange gains (losses) included realized losses of $1.4 million and $3.2 million, respectively, (2019 – losses of $1.1 million and $2.5 million, respectively) and an unrealized gain of $12.1 million and an unrealized loss of $37.4 million, respectively, (2019 – losses of $0.1 million and $2.1 million, respectively), on cross currency swaps, and an unrealized loss of $20.0 million and an unrealized gain of $34.0 million, respectively, (2019 – losses of $3.9 million and $4.5 million, respectively), on the revaluation of our NOK-denominated debt.
Income Tax Recovery (Expense). Income tax recovery (expense) increased to recoveries of $17.2 million and $13.4 million for the three and six months ended June 30, 2020, respectively, compared to expenses of $3.4 million and $8.4 million for the same periods in the prior year, primarily due to decreases in freight tax accruals in the first half of 2020.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Teekay Corporation – Consolidated
Overall, our consolidated operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity and debt securities (primarily by our publicly-traded subsidiaries) and cash generated from operations. In addition, we may use sale and leaseback arrangements as a source of long-term liquidity. We use certain of our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under revolving credit facilities. As at June 30, 2020, Teekay Corporation’s total consolidated cash and cash equivalents were $461.2 million, compared to $354.4 million at December 31, 2019 (which included cash presented in assets held for sale). Teekay Corporation’s total consolidated liquidity, including cash, cash equivalents, undrawn credit facilities and the undrawn portion of a loan, which is determined based on certain borrowing criteria, to finance Teekay Tankers' pool management operations, was $939.4 million as at June 30, 2020 and $672.0 million as at December 31, 2019.

Our revolving credit facilities and term loans are described in “Item 1 – Financial Statements: Note 10 – Long-Term Debt.” They contain covenants and other restrictions typical of debt financing secured by vessels that restrict our ship-owning subsidiaries from, among other things: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into new lines of business.

Our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and four of our loan agreements require the maintenance of vessel market value to loan ratios. As at June 30, 2020, these ratios were 379%, 218%, 138% and 192% compared to their minimum required ratios of 125%, 115% 120% and 135%, respectively. Our long-term debt agreements contain other covenants that are discussed in this section and in “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019. As of the date these unaudited consolidated financial statements were issued, we are in compliance with all covenants under its credit facilities and other long-term debt.

The indenture that governs our 2022 Notes (further described in the Teekay Parent section below) contains covenants that, among other things, restrict our and the guarantors’ ability to: incur additional indebtedness and guarantee indebtedness; pay dividends or make other distributions or repurchase or redeem our equity interests; prepay, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make investments; sell assets; incur liens, including the granting of any lien on any of the 2022 Note collateral, or further pledging any of the 2022 Note collateral as security, subject to permitted liens; enter into transactions with affiliates; and consolidate, merge or sell all or substantially all of our assets. The indenture also provides that under specific circumstances we may be required to offer to use all or a portion of the net proceeds of sales of our FPSO units or sales of Class B common stock of Teekay Tankers consummated prior to a specified date to repurchase 2022 Notes at a premium. The indenture further provides that we may be required, under certain circumstances, to offer to use all or a portion of the net proceeds of certain asset sales (other than a sale of an FPSO unit or shares of Class B common stock of Teekay Tankers prior to the specified date) to repurchase 2022 Notes.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use foreign currency forward contracts, cross currency and interest rate swaps and forward freight agreements to manage currency, interest rate and spot tanker rates.

Teekay Parent
Teekay Parent primarily owns an equity ownership interest in the Daughter Entities, 100% ownership interests in the general partner of Teekay LNG and three FPSO units, provides management services to the Daughter Entities and third-parties, and in-charters a small number of vessels. Teekay Parent’s primary short-term liquidity needs are the payment of operating expenses, asset retirement obligations and decommissioning costs associated with the Petrojarl Banff FPSO unit, debt servicing costs and scheduled repayments of long-term debt, as well as funding its other working capital requirements. Teekay Parent’s primary sources of liquidity are cash and cash equivalents, cash flows provided by operations, dividends/distributions and management fees received from the Daughter Entities and other investments, its undrawn credit facilities and proceeds from the sale of vessels to external parties (and in the past, to Teekay LNG, Teekay Tankers and Altera). As at June 30, 2020, Teekay Parent’s total cash and cash equivalents was $66.9 million, compared to $104.2 million at December 31, 2019. Teekay Parent’s total liquidity, including cash, cash equivalents and undrawn credit facilities, was $165.5 million as at June 30, 2020, compared to $195.3 million as at December 31, 2019.

On May 11, 2020, Teekay Parent and Teekay LNG agreed to eliminate all of Teekay LNG’s incentive distribution rights in exchange for 10.75 million newly-issued Teekay LNG common units. Following the completion of this transaction on May 11, 2020, Teekay Parent now owns approximately 36 million common units of Teekay LNG and remains the sole owner of its general partner, which together represents an economic interest of approximately 42% in Teekay LNG.

In January 2020, Teekay Parent used $36.7 million to repay all remaining 2020 Notes at maturity.

Our Board of Directors approved the elimination of the quarterly dividend on Teekay’s common stock commencing with the first quarter of 2019.

In April 2019, Teekay filed a continuous offering program (or COP) under which Teekay may issue shares of its common stock, at market prices up to a maximum aggregate amount of $63.0 million. No shares of common stock have been issued under this COP as of June 30, 2020.

Teekay Parent's equity margin revolving credit facility provides for aggregate potential borrowings of up to $150 million, is secured by common units of Teekay LNG and shares of Class A common stock of Teekay Tankers that are owned by Teekay Parent and matures in December 2020. As of June 30, 2020, Teekay Parent did not have any amounts drawn on Teekay Parent's equity margin revolving credit facility and had $98.6 million available to be drawn based on the value of the collateral as of that date. In July 2020, Teekay Parent secured commitments for a two-year equity margin revolver of up to $150 million to refinance its existing facility. The new revolver, which has substantially similar terms to the existing facility, is expected to be closed in September 2020 and remains subject to final documentation.

Teekay Parent guaranteed obligations of Teekay Tankers pursuant to one of its credit facilities. As at June 30, 2020, the aggregate outstanding balance on such credit facilities was $86.7 million. In August 2020, Teekay Tankers refinanced this term loan facility which is now scheduled to mature in 2023. Upon this refinancing, Teekay Parent was released from its guarantee.

We believe that Teekay Parent’s existing cash and cash equivalents and undrawn long-term borrowings following the transactions described above, in addition to all other sources of cash including cash from operations, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay LNG
Teekay LNG's primary liquidity needs for the remainder of 2020 through 2021 include payment of operating expenditures, dry-docking expenditures, the funding of general working capital requirements, scheduled repayments and maturities of long-term debt and obligations related to finance leases, debt service costs, committed capital expenditures, its quarterly distributions, including payments of distributions on its Series A and Series B Preferred Units and common units and funding any common unit repurchases it may undertake. Teekay LNG anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations, proceeds from debt financings (see “Item 1 – Financial Statements: Note 20 – Subsequent Events”), dividends that it expects to receive from its equity-accounted joint ventures, and, to a lesser extent, existing undrawn revolving credit facilities.

Teekay LNG's ability to continue to expand the size of its fleet over the long-term is dependent upon its ability to generate operating cash flow, obtain long-term bank borrowings, sale-leaseback financing and other debt, as well as its ability to raise debt or equity financing through public or private offerings.

As at June 30, 2020, Teekay LNG's consolidated cash and cash equivalents were $226.3 million, compared to $160.2 million at December 31, 2019. The increase in cash is primarily from receipts from sales-type leases upon the sale of the WilForce and WilPride in January 2020. Teekay LNG's total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $306.3 million as at June 30, 2020, compared to $326.4 million as at December 31, 2019.

As at June 30, 2020, Teekay LNG had a working capital deficit of $271.7 million. This working capital deficit primarily arose from $295.3 million of long-term debt being classified as current at June 30, 2020 relating to scheduled maturities and repayments in the 12 months following June 30, 2020. Scheduled debt maturities include $92.0 million of debt maturing in February 2021 and $90.7 million due by June 2021. As at June 30, 2020, Teekay LNG had available liquidity from undrawn revolving credit facilities of $80.0 million.

Teekay LNG also guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for its equity-accounted joint ventures for which the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at June 30, 2020 was $1.4 billion. As of the date these consolidated financial statements were issued, Teekay LNG's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that Teekay LNG guarantees.

In December 2018, Teekay LNG announced that its general partner's board of directors had authorized a repurchase program for the repurchase of up to $100 million of Teekay LNG's common units. During the three and six months ended June 30, 2020, Teekay LNG repurchased nil common units and 1.4 million common units for $nil and $15.3 million, respectively, and associated general partnership interest of $nil and $0.3 million, respectively. As at June 30, 2020, the remaining dollar value of units that may be purchased under the program is approximately $55.8 million.

On May 11, 2020, Teekay Parent and Teekay LNG agreed to eliminate all of Teekay LNG’s incentive distribution rights, which were held by Teekay GP LLC (or the General Partner), in exchange for 10.75 million newly-issued Teekay LNG common units. Following the completion of this transaction on May 11, 2020, Teekay Parent now owns approximately 36 million common units of Teekay LNG and remains the sole owner of its general partner, which together represents an economic interest of approximately 42% in Teekay LNG. The conflicts committee of the board of directors of Teekay LNG’s general partner negotiated and approved the transaction, with the assistance of independent legal and financial advisors.

As part of its balanced capital allocation strategy, Teekay LNG increased its quarterly cash distributions on common units by 32% in 2020 from $0.19 per common unit to $0.25 per common unit commencing with the quarterly distribution paid in May 2020.

Teekay LNG believes that its existing cash and cash equivalents and undrawn long-term borrowings, in addition to other sources of cash including cash from operations and dividends from its equity accounted joint ventures, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay Tankers
Teekay Tankers' primary sources of liquidity are cash and cash equivalents, cash flows provided by its operations, its undrawn credit facilities, and capital raised through financing transactions.

As at June 30, 2020, Teekay Tankers' total consolidated cash and cash equivalents were $167.9 million, compared to $89.9 million at December 31, 2019. Teekay Tankers' cash balance as at June 30, 2020 increased primarily as a result of net operating cash flow and net proceeds received from the sale of three Suezmax vessels and the sale of the non-US portion of Teekay Tankers' ship-to-ship support services business as well as its LNG terminal management business. Teekay Tankers' total liquidity, including cash, cash equivalents and undrawn credit facilities that was determined on certain borrowing criteria, was $467.5 million as at June 30, 2020, compared to $150.3 million as at December 31, 2019.

In August 2020, Teekay Tankers entered into a new $67.4 million long-term debt facility to refinance four vessels. The new debt facility is scheduled to mature in 2023. Following completion of the refinancing, Teekay Parent no longer guarantees Teekay Tankers' term loan facility.

In November 2019, Teekay Tankers made the determination to transition away from its previous formulaic dividend policy, which was based on a payout of 30 to 50 percent of its quarterly adjusted net income, to primarily focus on building net asset value through balance sheet delevering and reducing its cost of capital.

Teekay Tankers anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn short-term and long-term borrowings, which Teekay Tankers believes will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus impact its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Cash Flows
The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

(in thousands of U.S. Dollars)	Six Months Ended June 30,
	2020	2019
	$	$
Net operating cash flows	775,693	178,924
Net financing cash flows	(749,983)	(357,005)
Net investing cash flows	57,382	(4,675)

Operating Cash Flows
Our consolidated net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates. In addition, the production performance of certain of our FPSO units that operate under contracts with a production-based compensation component has contributed to fluctuations in operating cash flows. As the charter contracts of some of our FPSO units included incentives based on oil prices, changes in global oil prices during recent years have also impacted our operating cash flows.

Teekay LNG does not have control over the operations of, nor does it have any legal claim to the revenue and expenses of its investments in its equity-accounted joint ventures. Consequently, the cash flow generated by its investments in equity-accounted joint ventures may not be available for use by Teekay LNG in the period that such cash flows are generated.

Consolidated net cash flow from operating activities increased to $775.7 million for the six months ended June 30, 2020, from $178.9 million for the six months ended June 30, 2019. This increase was primarily due to a $328.1 million increase in direct financing lease payments received, which mainly related to payments received by Teekay LNG upon the sale of the WilForce and WilPride LNG carriers in January 2020 and payment received by Teekay Parent in April 2020 as part of the bareboat charter with Britoil Limited (or BP) for the Petrojarl Foinaven FPSO. There was also a $169.9 million increase in income from operations (before depreciation, amortization, write-downs and gain on commencement of sales-type lease) of our businesses. For a further discussion of changes in income from operations from our businesses, please read “Results of Operations.” In addition, there was a $57.6 million increase in cash flows from changes to non-cash working capital, expenditures for dry docking decreased $28.5 million and interest expense, including realized losses on interest rate swaps and cross currency swaps, decreased by a net amount of $18.5 million, compared to the corresponding period of 2019.

Financing Cash Flows
We use our credit facilities to partially finance capital expenditures. Occasionally, we will use revolving credit facilities to finance these expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We actively manage the maturity profile of our outstanding financing arrangements. Our net payments on long-term debt, which are the proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, were $370.5 million in the six months ended June 30, 2020 compared to $382.7 million in the same period last year. Scheduled debt repayments increased by $123.2 million in the six months ended June 30, 2020, compared to the same period last year.

Teekay LNG received $158.7 million during the six months ended June 30, 2019 from the sale-leaseback financing transaction completed for the Yamal Spirit. Teekay Tankers received $63.7 million from sale-leaseback financing transactions completed in the six months ended June 30, 2019.

Investing Cash Flows
During the six months ended June 30, 2020, we incurred capital expenditures for vessels and equipment of $12.8 million, primarily for capitalized vessel modifications. Teekay Tankers received proceeds of $12.2 million from the sale of the non-US portion of its ship-to-ship support services business as well as its LNG terminal management business, and also received proceeds on the sale of three Suezmax tankers of $60.9 million.

During the six months ended June 30, 2019, we received $100.0 million from Brookfield from the sale of our remaining interests in Altera (please read "Item 1 - Financial Statements: Note 4 – Related Party Transactions"). We incurred capital expenditures for vessels and equipment of $89.1 million, primarily for capitalized vessel modifications and shipyard construction installment payments related to Teekay LNG's final LNG carrier newbuilding, the Yamal Spirit. Teekay LNG contributed $15.6 million to its equity-accounted joint ventures, primarily to fund project expenditures in the Yamal LNG Joint Venture, the Bahrain LNG project, and the Pan Union Joint Venture, and for working capital requirements for the Teekay LNG-Marubeni Joint Venture.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES
The following table summarizes our long-term contractual obligations as at June 30, 2020, excluding expected interest payments where applicable:

		Remainder of					Beyond
	Total	2020	2021	2022	2023	2024	2024
	In millions of U.S. Dollars
Teekay LNG
Bond repayments (1)(2)	213.0	—	124.7	—	88.3	—	—
Scheduled repayments of long-term debt (1)(2)	556.8	60.6	97.8	86.5	113.7	47.3	150.9
Repayments on maturity of long-term debt (1)(2)	799.5	0.4	182.7	286.6	—	54.8	275.0
Scheduled repayments of obligations related to finance leases (3)	1,811.4	69.9	138.6	137.0	135.5	132.0	1,198.4
Commitments under operating leases (4)	255.8	23.9	47.6	34.9	23.9	23.9	101.6
Equipment and other construction contract costs(5)	53.0	15.4	22.9	14.7	—	—	—
	3,689.5	170.2	614.3	559.7	361.4	258.0	1,725.9
Teekay Tankers
Scheduled repayments of long-term and other debt (2)	149.8	32.1	11.2	11.2	42.2	53.1	—
Repayments on maturity of long-term and other debt (2)	181.9	—	—	—	33.7	148.2	—
Scheduled repayments of obligations related to finance leases (2)	402.5	13.1	27.3	29.5	31.9	34.6	266.1
Chartered-in vessels (operating leases) (6)	23.8	17.3	6.5	—	—	—	—
	758.0	62.5	45.0	40.7	107.8	235.9	266.1
Teekay Parent
Bond repayments (2)	375.0	—	—	250.0	125.0	—	—
Chartered-in vessels (operating leases) (7)	38.9	5.6	9.2	9.2	9.2	5.7	—
Asset retirement obligations (8)(9)	58.6	19.0	33.3	—	—	—	6.3
	472.5	24.6	42.5	259.2	134.2	5.7	6.3
Total	4,920.0	257.3	701.8	859.6	603.4	499.6	1,998.3

(1)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of June 30, 2020.

(2)
Our interest-bearing obligations include bonds, commercial bank debt and obligations related to finance leases. Please read “Item 1 – Financial Statements: Note 6 – Leases" and “Item 1 – Financial Statements: Note 10 – Long-Term Debt” for the terms upon which future interest payments are determined as well as “Item 1 – Financial Statements: Note 16 – Derivative Instruments and Hedging Activities" for a summary of the terms of our derivative instruments which hedge certain of our floating rate interest-bearing obligations.

(3)	Includes, in addition to lease payments, amounts Teekay LNG is required to pay to purchase the leased assets at the end of their respective lease terms.

(4)	Teekay LNG has corresponding leases whereby it is the lessor and expects to receive approximately $243.1 million under those leases from the remainder of 2020 to 2029.

(5)
The Bahrain LNG Joint Venture, in which Teekay LNG has a 30% ownership interest, has receiving and regasification terminal in Bahrain. The Bahrain LNG Joint Venture completed the mechanical construction and commissioning of the Bahrain terminal in late-2019 and began receiving terminal use payments in early-2020 under its 20-year agreement with NOGA. As at June 30, 2020, its 30% share of the estimated remaining costs included in the table above is $11.4 million, of which the Bahrain LNG Joint Venture has secured undrawn debt financing of $7 million related to its proportionate share.

In June 2019, Teekay LNG entered into an agreement with a contractor to supply equipment on certain of Teekay LNG's LNG carriers in 2021 and 2022, for an estimated installed cost of $58.1 million. As at June 30, 2020, Teekay LNG's estimated remaining costs of this installation was $41.6 million.

(6)
Excludes payments required if Teekay Tankers execute options to extend the terms of in-chartered leases signed as of June 30, 2020. If Teekay Tankers exercise all options to extend the terms of signed in-chartered leases, Teekay Tankers would expect total payments of $18.1 million (remainder of 2020), $25.5 million (2021), and $4.8 million (2022).

(7)
Teekay Parent in-charters two FSO units from Altera. One of the FSO units are on a back-to-back out-charter to a third party. One of the FSO units are part of the service contract of the Petrojarl Banff FPSO unit.

(8)
Teekay Parent has an asset retirement obligation (or ARO) relating to the sub-sea production facility associated with the Petrojarl Banff FPSO unit operating in the North Sea. The obligation generally involves the costs associated with the restoration of the environment surrounding the facility and removal and disposal of all production equipment. We expect that the ARO will be covered in part by contractual payments of approximately $8 million, presented in other non-current assets on our balance sheets, to be received from FPSO contract counterparty.

(9)
Teekay Parent recognized an ARO relating to the clean-up and disposal of the Petrojarl Foinaven FPSO unit. This obligation is expected to be settled at the end of the bareboat charter, currently assumed to be in March 2025. Teekay Parent is entitled to receive an amount from the charterer at the end of the bareboat charter that is currently expected to cover the costs of the ARO. The $6.3 million amount is the present value of the estimated Petrojarl Foinaven ARO as at June 30, 2020.

CRITICAL ACCOUNTING ESTIMATES
Accounting estimates and assumptions that we consider to be the most critical to an understanding of our consolidated financial statements because they inherently involve significant judgments and uncertainties, are discussed in “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019. There were no significant changes in accounting estimates or assumptions from those discussed in such Annual Report on Form 20-F except relating to the impairment of Teekay Parent's two FPSOs and the impairment of six of Teekay LNG's seven wholly-owned multi-gas carriers during the six months ended June 30, 2020, as discussed in "Item 1 – Financial Statements: Note 7 – Write-down and Gain (Loss) on Sale" and the following "Credit Losses" section.

Credit Losses

In June 2016, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2016-13, Financial Instruments Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 introduced a new credit loss methodology, which requires earlier recognition of credit losses, while providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaced multiple impairment methods under previous GAAP for these types of assets, which generally required that a loss be incurred before it was recognized. The Company adopted ASU 2016-13 on January 1, 2020.

A substantial majority of our exposure to potential credit losses relates to Teekay LNG's direct financing and sales-type leases, including those within its equity-accounted joint ventures. See "Item 18 – Financial Statements: Note 13 - Financial Instruments" for a description of these direct financing and sales-type leases.

Judgments and Uncertainties. ASU 2016-13 gives entities the flexibility to select an appropriate method to measure the estimate of expected credit losses. That is, entities are permitted to use estimation techniques that are practical and relevant to their circumstances, as long as they are applied consistently over time and aim to faithfully estimate expected credit losses. We have determined the credit loss provision related to the lease receivable component of the net investment in direct financing and sales-type leases using an internal historical loss rate method. We concluded that using a loss rate method which is primarily based on internal historical data is inherently more representative than primarily using external data, which may include all industries, or all oil and gas or all marine transportation, which are not as comparable. In addition, a substantial majority of our customers are private single-purpose entities or subsidiaries or joint ventures of larger listed-entities that do not publish financial information nor do they have published credit ratings determined by credit rating agencies. In the limited circumstances where relevant and reliable external data is available and where judged to be appropriate, we have considered such data in making adjustments to our internally derived loss rate. Judgment is required to determine the applicability and reliability of the external data used. The credit loss provision for the residual value component is based on the current estimated fair value of the vessel as depreciated to the end of the charter contract as compared to the expected carrying value, with such potential gain or loss on maturity being included in the credit loss provision in increasing magnitude on a straight-line basis the closer the contract is to its maturity. Given the volatility in vessel values, the selection of the method to estimate the credit loss provision for the residual value component involves judgment.

In addition to the judgment used in selecting the methods to measure the credit loss provision, there is also judgment used in applying the methods. We have used judgment in determining whether or not the risk characteristics of a specific direct financing lease or sales-type lease at the measurement date are consistent with those used to measure the internal historical loss rate, and to determine whether we expect current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. In addition, judgment has been used to determine the internal historical loss rate, as it is based in part on estimates of the occurrence or non-occurrence of future events which will dictate the amount of recoveries earned or additional losses incurred associated with known losses incurred to date. Judgment has also been used to determine the adjustment required to the internal historical loss rate, in those circumstances where relevant and reliable external data was identified. Furthermore, the current estimated fair value of the vessels used in our estimate of expected credit losses for direct financing and sales-type leases has been determined based on second-hand market comparable values. Judgment is used when vessels sold are different in age, size and technical specifications compared to our vessels. Since vessel values can be volatile, our estimates may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.

Effect if Actual Results Differ from Assumptions. To the extent the methods, and judgments used in applying these methods, that we use to measure our estimate of expected credit losses results in a credit loss provision that is different from actual results, our credit loss provision at the end of each period and the change in the credit loss provision in each period will be different than what would have otherwise been. More specifically, if the judgments used in determining our adjusted historical loss rate for one or more direct financing and sales-type leases results in an adjusted historical loss rate that results in a credit loss provision that is lower (higher) than actual results, our earnings in one or more periods would be overstated (understated) and our total equity in one or more periods would be overstated (understated). In addition, if our estimates of the residual value of the vessels is understated (overstated) and actual results are higher (lower), our earnings in one or more periods may be understated (overstated) and our total equity in one or more periods would be understated (overstated).
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and six months ended June 30, 2020, contains certain forward-looking statements (as such term is defined in Section 21A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, among others, statements regarding:

•	the expected scope, duration and effects of the novel coronavirus pandemic;

•	our expectations regarding the effects of the COVID-19 pandemic on our industry and business, including our liquidity;

•
conditions and fundamentals of the markets in which we operate, including the balance of supply and demand in these markets and spot tanker charter rates and volatility and oil production and competition for providing services;

•	the impact of future changes in the demand for and price of oil, and the related effects on the demand for and price of natural gas;

•	forecasts of worldwide tanker fleet growth;

•	OPEC+ oil production or oil supply cuts and floating storage demand;

•
meeting our going concern requirements and our liquidity needs, and the liquidity needs of Teekay LNG and Teekay Tankers, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least the next 12 months;

•
our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility to pursue capital expenditures, acquisitions and other expansion opportunities, including vessel acquisitions;

•	our future growth prospects;

•	our business strategy and other plans and objectives for future operations;

•	expected uses of proceeds from vessel or securities transactions;

•	our ability and plans to obtain financing for new and existing projects, refinance existing debt obligations and fulfill our debt obligations;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•
our expectations regarding the amounts and our ability to settle the asset retirement obligations related to the subsea production facility associated with the Petrojarl Banff FPSO unit operating in the North Sea and the asset retirement obligations related to the clean-up and disposal of the Petrojarl Foinaven FPSO unit also operating in the North Sea;

•	our expectations regarding the scrapping, redelivery and clean-up of the Petrojarl Banff FPSO, Apollo Spirit FSO and subsea equipment in the North Sea;

•
the expected dissolution of the pool in which Teekay LNG's seven wholly-owned multi-gas vessels are being managed, and the expected timing of commencement of the new commercial management agreement for these vessels;

•	the expected timing and cost relating to the additional equipment to be installed for certain of Teekay LNG's LNG carriers;

•
the impact and expected cost of, and our ability to comply with, new and existing governmental regulations and maritime self-regulatory organization standards applicable to our business and the effect of IMO 2020;

•	our expectation of being able to pass along the higher cost of low sulphur fuel to our customers;

•	expected costs, capabilities, acquisitions and conversions, and the commencement of any related charters or other contracts;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•	the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative and other contracts to fulfill their contractual obligations;

•
our hedging activities relating to foreign exchange, interest rate and spot market risks, and the effects of fluctuations in foreign exchange, interest rate and spot market rates on our business and results of operations;

•	our expectations regarding tax positions, liabilities and classifications;

•	our expectations regarding, and our accounting estimates and the level of expected changes in our provisions for uncertain tax positions relating to freight taxes in the next 12 months;

•	the future valuation or impairment of our assets, including our FPSO units and goodwill;

•	our expectations regarding pattern of expense recognition of chartered-in vessels; and

•	the potential impact of proposed accounting treatment or new accounting guidance.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to achieve or the delay in achieving expected benefits of our financing initiatives; changes in oil prices; changes in vessel values; changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; changes in anticipated improvements to pipeline capacity to the U.S. Gulf coast and its effect on U.S. crude exports; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; OPEC+ production and supply levels; oil contango levels; the duration and extent of the COVID-19 pandemic and any resulting effects on the markets in which we operate; the impact of the COVID-19 pandemic on our ability to maintain safe and efficient operations; higher than expected costs and/or delays associated with the remediation or the decommissioning/recycling of the Petrojarl Banff FPSO unit; competitive factors in the markets in which we operate; loss of any customer, time charter or vessel; potential delays or cancellations of anticipated vessel delivery; changes in the financial stability of our charterers; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; political, governmental and economic instability in the regions and markets in which we operate; the application of sanctions to us or any of our counterparties or joint venture parties; the effects of the effectiveness of the IMO's 2020 fuel regulations; spot tanker market rate fluctuations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for FPSOs, LNG or LPG carriers; effects of the issuance of additional shares of common stock and other equity securities on cash distributions by Teekay LNG and Teekay Tankers; the outcome of discussions or legal action with third parties relating to existing or potential disputes or claims; potential inability to obtain charters; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for FPSO contract renewals; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; cost overruns; our exposure to interest rate and currency exchange rate fluctuations; changes in our expenses; changes in tax regulations or the outcome of tax positions; our future capital expenditure requirements and the inability to secure financing for such requirements; our potential inability to raise financing to refinance debt maturities; the timing of the new commercial management agreement for Teekay LNG's seven wholly-owned multi-gas vessels after its current agreement with the Manager ends; conditions in the capital markets and lending markets; potential inability to implement our growth strategy; and other factors discussed in our filings from time to time with the SEC, including in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

ITEM 3 -    CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

During the quarter ended June 30, 2020, we completed the implementation of a new global accounting system designed for greater system enablement and automation of the accounting and financial reporting processes. Although this implementation digitized certain accounting activities and allowed for enhanced capabilities within the accounting function, it did not significantly affect the overall controls and procedures followed by us in establishing internal controls over financial reporting. There have been no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the quarter ended June 30, 2020 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

TEEKAY CORPORATION AND SUBSIDIARIES
JUNE 30, 2020
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
See “Part I – Item 1 – Financial Statements: Note 12c – Commitments and Contingencies – Legal Proceedings and Claims” in this Report.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019, which could materially affect our business, financial condition or results of operations and the price and value of our securities.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
Not applicable
Item 5 – Other Information
Our 2020 Annual Meeting of Shareholders was held on June 24, 2020. The following persons were elected directors for a term of three years by the votes set forth opposite their names:

Terms Expiring in 2022	Votes For	Votes Against or Withheld	Shares which Abstained	Broker Non-Votes
Rudolph Krediet	42,732,973	5,333,652	N/A	N/A
Heidi Locke Simon	42,440,472	5,626,153	N/A	N/A
Item 6 – Exhibits
None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 033-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212787) FILED WITH THE SEC ON JULY 29, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-221806) FILED WITH THE SEC ON NOVEMBER 29, 2017; AND

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-231003) FILED WITH THE SEC ON APRIL 24, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: August 27, 2020	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)